                                                Pursuant to Rule 424(b)(5)
                                                File No. 333-33659


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                             SUBJECT TO COMPLETION

            PRELIMINARY PROSPECTUS SUPPLEMENT DATED OCTOBER 16, 1997

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED OCTOBER 16, 1997)
                                5,653,711 SHARES

                                [DIAL CORP LOGO]

                                  COMMON STOCK
                            ------------------------
     All of the 5,653,711 shares of common stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by The Dial Corporation (the "Company" or "Dial"). Of the 5,653,711 shares of Common Stock being offered hereby, 4,862,192 shares are being offered for sale initially in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 791,519 shares are being offered for sale initially in a concurrent offering outside the United States and Canada by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"). The initial public offering price and the aggregate underwriting discount per share will be identical for both Offerings. See "Underwriting."

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "DL". On October 15, 1997, the last reported sale price of the Common Stock on the NYSE was $17 11/16 per share. See "Price Range of Common Stock and Dividend Policy."

     SEE "RISK FACTORS" BEGINNING ON PAGE 4 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================
                                               PRICE TO            UNDERWRITING          PROCEEDS TO
                                                PUBLIC             DISCOUNT(1)            COMPANY(2)
----------------------------------------------------------------------------------------------------------
Per Share...............................           $                    $                     $
----------------------------------------------------------------------------------------------------------
Total(3)................................           $                    $                     $
==========================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $775,000.

(3) The Company has granted the U.S. Underwriters and the International Managers options to purchase up to an additional 729,329 shares and 118,728 shares of Common Stock, respectively, exercisable within 30 days after the date hereof, solely to cover over-allotments, if any. If such options are exercised in full, the total Price to Public, Underwriting Discount and
    Proceeds to Company will be $          , $          and $          ,
    respectively. See "Underwriting."
                            ------------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York, on or
about             , 1997.
                            ------------------------
MERRILL LYNCH & CO.
             J.P. MORGAN & CO.
                            NATIONSBANC MONTGOMERY SECURITIES, INC.
                                           PAINEWEBBER INCORPORATED
                                                   PRUDENTIAL SECURITIES
                                   INCORPORATED
                                                                      SMITH
                                          BARNEY INC.
                            ------------------------
         The date of this Prospectus Supplement is             , 1997.

[PHOTOGRAPH OF BAR OF DIAL SOAP]

[PHOTOGRAPH OF CONTAINER OF ULTRA PUREX LIQUID DETERGENT]

[PHOTOGRAPH OF RENUZIT LONG LAST AROMASENSE CANDLE]

[PHOTOGRAPH OF CAN OF ARMOUR STAR VIENNA SAUSAGE]


Dial(R), Purex(R), Purex Toss 'n Soft(R), Purex Rinse 'n Soft(R), Purex StaPuf(R), Renuzit(R), Armour(R), Armour Star(R), Tone(R), Nature's Accents(R), Pure & Natural(R), Fels Naptha(R), Boraxo(R), Breck(R), Trend(R), Borateem(R), Vano(R), Sta-Flo(R), 20 Mule Team(R), Dutch(R), La France(R), Treet(R) and Cream(R) and related names used herein are registered trademarks of The Dial Corporation and its subsidiaries or are licensed for their use. This Prospectus Supplement and the accompanying Prospectus also uses trademarks of other companies and businesses.
                                ---------------

     Certain persons participating in the Offerings may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Such transactions may include stabilizing and the purchase of Common Stock to cover syndicate short positions. For a description of these activities, see "Underwriting."

                                    SUMMARY

     The following summary information is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in or incorporated by reference into this Prospectus Supplement. Prior to August 15, 1996, the business of the Company was operated as the consumer products business (the "Consumer Products Business") of Viad Corp (then known as The Dial Corp) ("Former Parent"). On August 15, 1996, Former Parent distributed to its stockholders all of the Company's then outstanding common stock (the "Spin-off") causing the Company to become a separate publicly-traded company. Unless otherwise indicated, (i) all references in this Prospectus Supplement to the "Company" or "Dial" for periods prior to the Spin-off refer to the Consumer Products Business of Former Parent and for periods following the Spin-off refer to the Company and its consolidated subsidiaries, (ii) all financial information contained in this Prospectus Supplement and in the accompanying Prospectus has been prepared as if the Company had always been a separate operating company,
(iii) the industry data contained herein are derived from publicly available industry trade journals and reports, including, with respect to market rank and market share, reports published by Information Resources, Inc., and other publicly available sources which the Company has not independently verified but which the Company believes to be reliable, (iv) references to years and periods are to fiscal years and periods and, with respect to comparative industry data, years are to calendar years and (v) all information in this Prospectus Supplement assumes that the Underwriters' over-allotment options are not exercised. Unless otherwise noted, all market share data as of any particular date are as of the 52 weeks then ended and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

     This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). When used in this Prospectus Supplement and in the accompanying Prospectus, the words "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements, including, but not limited to, the Company's statements regarding potential international expansion, the estimated benefits of the Company's cost-cutting program and potential product introductions, are based on management's beliefs, as well as on assumptions made by and information currently available to management, and involve various risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results and stockholder values could differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus Supplement and in the accompanying Prospectus will in fact transpire. See "Risk Factors" in the accompanying Prospectus.

                                  THE COMPANY

     Dial is a leading consumer products company with net sales of approximately $1.4 billion and operating income before restructuring charges and asset write-downs of approximately $125 million in 1996. The Company markets its products primarily under such well-known household brand names as DIAL(R) soaps, PUREX(R) detergents, RENUZIT(R) air fresheners and ARMOUR(R) canned meats. Dial believes that its powerful brand equities have contributed to its products achieving leading market positions. Dial believes its recent divestiture of certain non-profitable product lines and the refocusing of its key marketing and sales practices, together with its cost reduction measures and anticipated product introductions, will allow the Company to continue its revenue and earnings growth and command even greater domestic market shares. Moreover, the Company believes that the strength of its product offerings should allow it to increase its international presence by taking advantage of the growing demand for branded personal care and cleaning products throughout the world, particularly in Asia and Latin America.

     The Company continues to grow its strong consumer brands by manufacturing products of proven quality which are supported by focused advertising and promotion. The Company's soap products command an approximate 17% market share, measured by ounces sold, in the $2.0 billion soap category. This strong market position is largely driven by the Company's Dial-branded soap products. Since its introduction in 1948, Dial soap has demonstrated a record of market leadership and during the past ten years, the market share of Dial-branded products has increased from approximately 12% in 1987 to approximately 15% at June 28, 1997. The Company established the antibacterial segment of the soap market by formulating the first antibacterial soap mass-marketed to retail consumers nearly a half century ago. In 1987, with the introduction of LIQUID DIAL(R), the Company popularized the use of liquid soap in what had been a relatively small, slow growth segment of the domestic soap market. During the first six months of 1997 compared with the same period in 1996, the Company has increased Liquid Dial shipments approximately 20% (and increased Liquid Dial revenues approximately 37%) primarily due to greater penetration of the warehouse club channel where the Company believes Liquid Dial is the number one selling liquid soap. As of June 28, 1997, Dial was America's leading bar soap overall, leading antibacterial bar soap, second leading antibacterial liquid soap and second leading liquid soap overall.

     Since the Company's acquisition of Purex Corporation ("Purex") in 1985, which the Company believes was the fifth largest producer and marketer of detergents in the United States at that time, the Purex brand has gained significant market share and as of June 28, 1997, held the number two market share position, measured by units sold, in the $4.4 billion domestic laundry detergent market. From 1986 to 1996, the Company has increased Purex annual revenues from $160 million to $361 million.

     Renuzit is the fastest growing brand in the Company's product portfolio. Since the Company's acquisition of Renuzit in 1993, Renuzit sales have grown at a compounded annual rate of approximately 20% to $150 million in 1996. As a result, Renuzit, as of June 28, 1997, was the second leading brand in the $850 million fast-growing air freshener market. The Company believes its consistent new product innovation has been the key to Renuzit's success and market share growth.

     The Company's Armour-branded products are concentrated in the highly profitable canned meat market segments. During the 52 weeks ended June 28, 1997, Armour sales grew at a rate of approximately 13%, far surpassing the 2% growth of the total canned meat category. As of June 28, 1997, Armour was the number two national brand of canned meats and was the market leader in the growing Vienna sausage segment, with a 49% market share in that segment.

     For organizational, marketing and financial reporting purposes, the Company has organized its business into four franchises. The four core brands discussed above serve as the flagships for these franchises. The Company's Dial franchise includes Dial and Liquid Dial soaps and body washes as well as TONE(R) and NATURE'S ACCENTS(R) soaps, body washes and other bath products, PURE & NATURAL(R), FELS NAPTHA(R), and BORAXO(R) soaps and BRECK(R) hair care products. The Company's Purex franchise includes Purex detergents, bleach and fabric softeners as well as TREND(R) and DUTCH(R) detergents, BORATEEM(R) bleach, VANO(R) and STA-FLO(R) starches, 20 MULE TEAM(R) borax and LA FRANCE(R) brightener. The products in the Company's Renuzit franchise consist of a variety of air fresheners and accessories that all bear the Renuzit name. The Company's Armour franchise includes Armour and Armour Star canned meats, chilis, hashes and meat spreads and CREAM(R) corn starch. Within its franchises, the Company has chosen to focus its marketing and product development efforts on the Dial, Purex, Renuzit and Armour core brands.

     The Company recently completed discontinuing or divesting the product lines which were not within its four franchises. Under this strategy, the Company recently sold certain of its household cleaning brands to Church & Dwight for approximately $30 million. The sale included the following brands and related inventories: BRILLO(R) soap pads and related products, PARSONS(R) ammonia, BO PEEP(R) ammonia, SNO BOL(R) toilet bowl cleaner, CAMEO(R) metal polish and RAIN DROPS(R) water softener. The Company's London, Ohio plant, where BRILLO(R) is manufactured, was also part of the sale. In addition, the Company sold its BRUCE(R) floor care product trademark and its MAGIC(R) sizing starch brand and related inventories to other third parties. In 1996, these brands as well as discontinued brands generated net sales of approximately $152 million, or approximately 11% of the Company's total net sales, but did not contribute to operating profit.

     The Company's products are sold throughout the United States primarily through supermarkets, mass merchandisers, drug stores, membership club stores and other outlets. The Company's products are also sold internationally, with the majority of sales occurring in Canada, Mexico, Puerto Rico and the Caribbean.

     The Company's senior management team has extensive experience in the consumer packaged goods industry, and has been instrumental in successfully managing the Company through the Spin-off and subsequent restructuring. Malcolm Jozoff, the Company's chairman and chief executive officer, has over 25 years of experience in the industry and the other senior executives average approximately 15 years of consumer packaged goods experience. See "Management." The Company believes that the experience of this management team will be critical in the implementation of the Company's business strategy.

THE SPIN-OFF

     In August 1996, Former Parent spun-off its Consumer Products Business by distributing to Former Parent's stockholders all of the Company's then outstanding common stock. Former Parent effected the Spin-off to enhance the profitable growth prospects of both the Consumer Products Business and Former Parent's services businesses, which businesses Former Parent continues to operate today. Former Parent believed that the Spin-off would enable the Consumer Products Business to adopt strategies and pursue objectives that were more appropriate to its industry and operations and place it in a better position to raise capital and make acquisitions necessary for continued growth.

BUSINESS STRATEGY

     The Company has successfully built market share for each of its core brands, achieving leading market positions in their respective product categories and establishing enduring brand equity among consumers. Since the Spin-off, the Company's experienced, new management team has developed and adopted strategies which have already produced operating margin improvements, which (before restructuring charges and asset writedowns) have increased to approximately 11.5% in the first half of 1997 from approximately 8.9% in 1996. The Company believes these strategies will enable it to continue to streamline and reposition its businesses for continued growth and profitability. These strategies include the following:

     - CONTINUED FOCUS ON CORE BRANDS. The Company intends to continue to focus its resources on building its Dial, Purex, Renuzit and Armour brands. The Company's specific growth strategies to increase sales, earnings and market share for each core brand include the following:

        SCapitalize on Powerful Dial Brand. The Company intends to devote significant additional resources to new marketing campaigns for its Dial-branded products to stimulate demand among consumers with diverse skin care needs. For the first time in two years, the Company began television advertising of Dial bar soap on a continuous basis in January 1997. In addition, the Company intends to (i) further develop its body wash business through product innovation and focused marketing, (ii) further increase its penetration of the warehouse and membership club channels and (iii) introduce new products targeted to appeal to specific demographic groups.

        SEstablish Purex as a Low Cost Producer. Dial intends to expand Purex's market share by enhancing the price/value relationship of its detergents, continuing to reduce production and distribution costs, maintaining competitive pricing and improving product performance.

        SIntroduce Innovative Renuzit Products.  With approximately one-third of
         Renuzit's sales attributable to products introduced in 1996, the Company plans to further expand Renuzit's market share by continuing to introduce innovative products and features to meet or anticipate consumers' changing preferences.

        SIncrease Distribution of Armour. The Company intends to broaden the distribution of its Armour-branded products by targeting the fast-growing mass market channel. Overall, the Company plans to increase distribution by further penetrating existing distribution channels within the brand's geographic strongholds, as well as selectively introducing new products and expanding geographic focus.

     - IMPROVE KEY MARKETING AND SALES PRACTICES. Since the Spin-off, the Company has taken significant steps to make its marketing and sales operations more cost-effective by (i) increasing and focusing its media advertising on the Dial brand, (ii) reducing end-of-quarter discounts to the trade, (iii) improving the efficiency of its promotional spending and (iv) upgrading its information systems.

     - REDUCE COSTS. The Company has reduced its cost structure through its (i) recent divestiture or discontinuation of certain low growth or unprofitable product lines, (ii) elimination of unprofitable stock-keeping units ("SKUs"), (iii) consolidation of its manufacturing and distribution operations, thereby reducing excess capacity, (iv) rationalization of its procurement process by consolidating vendors and negotiating further cost savings in its supply contracts and (v) reduction of administrative and other costs. The Company expects that the impact of the restructuring program announced in the third quarter of 1996, which program has involved, among other things, a reduction of approximately 250 employees, will save the Company approximately $40 million in 1997 and approximately $50 million annually commencing in 1998.

     - INCREASE INTERNATIONAL SALES. The Company recently launched its international expansion program by announcing that it had acquired Nuevo Federal, a leading manufacturer and marketer of personal care and household products in Argentina. With this acquisition, the Company believes that it will be well-positioned with a platform for further expansion in Latin America. See "-- Recent Developments -- Acquisition of Nuevo Federal." The Company plans to exploit other such opportunities in selected fast-growing developing markets, particularly in Asia and Latin America, by forming joint ventures and strategic alliances with or acquiring foreign businesses that have established manufacturing or distribution capabilities in such markets. The Company believes that its products will become increasingly attractive in such countries as they continue to modernize and increase their focus on personal and general hygiene.

     - MOTIVATE MANAGEMENT AND OTHER EMPLOYEES MORE EFFECTIVELY. Since the Spin-off, Dial has revised its compensation structure to align significantly the interests of management, employees and stockholders. The Company has (i) phased out guaranteed pay raises, (ii) tied all non-union employee bonuses to the achievement of targeted levels of revenue growth, margin improvement and asset turns, (iii) granted stock options to management and all other non-union employees and (iv) linked the vesting schedule for such options to stock price performance. The Company's Employee Equity Trust is the largest stockholder of the Company.

                              RECENT DEVELOPMENTS

FINANCIAL RESULTS OF THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 27, 1997

     The Company reported net income of $22.4 million, or $0.24 per share, for the quarter ended September 27, 1997, versus net income (before restructuring charges, discontinued product inventories and other asset write-downs, and Spin-off transaction costs) of $7.4 million, or $0.08 per share, for the quarter ended September 28, 1996. After giving effect to restructuring charges, discontinued product inventories and other asset write-downs and Spin-off transaction costs, the Company had a net loss of $25.5 million for the third quarter of 1996. Operating income for the third quarter of 1997 was $41.0 million, up 73.7% over operating income (before restructuring charges, discontinued product inventories and other asset write-downs) in the third quarter of 1996 of $23.6 million. Gross margin increased to 48.1% in the third quarter of 1997 from 46.3% in the third quarter of 1996. Operating margin increased to 12.3% from 6.7% in the third quarter of 1996. The margin improvements were attributable to savings achieved from the Company's restructuring in 1996 and lower trade marketing spending.

     Net revenues for the third quarter of 1997 decreased to $334.3 million from $350.5 million for the third quarter of 1996 as a result of the recent divestiture of several non-core brands. In the third quarter of 1997, the Company's business, exclusive of brands to be discontinued or divested, grew 9.7% in unit volume and 3.9% in revenues versus the same period in 1996.

     For the nine months ended September 27, 1997, the Company reported net income of $61.1 million, or $0.66 per share, versus net income (before restructuring charges, discontinued product inventories and other asset write-downs and Spin-off transaction costs) of $48.7 million for the nine months ended September 28, 1996, or $0.54 per share, representing a 22.2% increase in earnings per share. Operating income (before restructuring charges, discontinued product inventories and other asset write-downs) for the nine months ended September 27, 1997 increased 14.4% to $117.7 million from $102.9 million for the nine months ended September 28, 1996. Operating margins (before restructuring charges, discontinued product inventories and other asset write-downs) for the nine months ended September 27, 1997 increased to 11.8% from 9.7% for the nine months ended September 28, 1996. The margin improvements were attributable to savings achieved from the Company's restructuring in 1996 and lower trade marketing spending.

     Net revenues for the nine months ended September 27, 1997 decreased to $999.8 million from $1,056.7 million for the nine months ended September 28, 1996 as a result of the Purex price reduction taken in the second quarter of 1996 and the divestiture or discontinuation of several non-core brands. During the nine months ended September 27, 1997, the Company's business, exclusive of brands to be discontinued or divested, grew 4.4% in unit volume and 4.2% in revenues versus the same period in 1996.

ACQUISITION OF NUEVO FEDERAL

     On September 24, 1997, the Company announced that it had acquired Nuevo Federal, a leading manufacturer and marketer of personal care and household products in Argentina, for a purchase price of approximately $35 million. With this venture, the Company will enter what it believes is one of Latin America's fastest growing consumer markets. The Company intends to establish a position in Mercosur, a regional trading bloc with over 230 million consumers in Argentina and neighboring countries, including Brazil, Paraguay, Uruguay and Chile.

     The Company believes that the acquisition of Nuevo Federal represents an important building block in its strategy to grow its international business to 15% of total sales by the year 2000. Nuevo Federal principally produces laundry detergents and bar soaps. As of August 1997, it held the number two position in laundry detergents with the Zorro, Enzimax and Limzol brands, the number two position in laundry bars with the Gran Federal brand and the number six position in bar soaps with the Manuelita, Gelatti and Nube brands, in each case in the respective Argentinean consumer products market as measured by A.C. Nielsen.

                                 THE OFFERINGS

Common Stock offered:
  U.S. Offering..............................   4,862,192 shares
  International Offering.....................   791,519 shares
                                                ----------
     Total...................................   5,653,711 shares
                                                ==========
Common Stock to be outstanding after the
  Offerings(1)...............................   101,690,385 shares
Use of proceeds..............................   The Company intends to use the net proceeds
                                                of the Offerings to repay indebtedness. See
                                                "Use of Proceeds."
NYSE symbol..................................   DL

---------------
(1) Does not include an aggregate of up to 9,447,821 shares of Common Stock reserved for issuance upon exercise (at an average exercise price of $12.06 per share) of options outstanding as of June 28, 1997 under the Company's stock option plans.

     The Offerings are being effected by the Company in an effort to preserve the status of the tax ruling received by Former Parent and the Company from the Internal Revenue Service (the "IRS") in connection with the Spin-off. This ruling was issued on the basis of certain representations made by Former Parent and the Company, including a representation that the Company would issue at least $100 million in additional equity securities by the first anniversary of the Spin-off (August 15, 1997). See "The Spin-off and Certain Related Transactions -- Material Federal Income Tax Consequences of the Spin-off" in the accompanying Prospectus. The IRS has granted the Company's petition to extend the deadline for the issuance of such equity securities to December 31, 1997.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should carefully consider the information set forth in this Prospectus Supplement and the accompanying Prospectus, including the factors set forth under "Risk Factors" in the accompanying Prospectus, before making an investment in the Common Stock.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

    The following table presents summary financial information derived from the Company's consolidated financial statements. The summary consolidated income statement data for each of the three fiscal years in the period ended December 28, 1996 have been derived from the audited consolidated financial statements of the Company which are included elsewhere herein. The consolidated income statement data for the two fiscal years ended December 26, 1992 and December 25, 1993, and the six months ended June 29, 1996 and June 28, 1997, and the consolidated balance sheet data as of June 28, 1997, were derived from the unaudited consolidated financial statements of the Company. In the opinion of management, such unaudited consolidated financial statements include all material adjustments necessary to present fairly the information set forth therein and were prepared as if the Company were a separate entity for all periods presented. Operating results for the six months ended June 28, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year. Prior to the Spin-off, the Company operated as the Consumer Products Business of Former Parent. The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus Supplement or incorporated by reference herein.

                                                       FISCAL YEAR ENDED(1)                              SIX MONTHS ENDED
                             ------------------------------------------------------------------------   -------------------
                             DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JUNE 29,   JUNE 29,
                                 1992           1993           1994           1995           1996         1996       1997
                             ------------   ------------   ------------   ------------   ------------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales..................   $1,275,447     $1,420,173     $1,511,362     $1,365,290     $1,406,400    $706,150   $665,510
Gross profit...............      641,951        718,289        765,399        656,114        653,793     347,327    313,183
Operating income
  (loss)(2)................      118,616        139,213        160,008        (23,656)        70,397      79,339     76,714
Income (loss) before income
  taxes and cumulative
  effect of change in
  accounting principle.....      117,369        133,304        147,540        (47,016)        42,423      65,554     61,915
Income taxes (benefit).....       42,868         49,123         56,468        (19,527)        12,511      26,657     23,210
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Cumulative effect, net of
  tax benefit of $25,073 to
  December 31, 1991, of
  initial application of
  SFAS No. 106.............       43,433
                              ----------
Net income (loss)(2).......   $   31,068     $   84,181     $   91,072     $  (27,489)    $   29,912    $ 38,897   $ 38,705
                              ==========     ==========     ==========     ==========     ==========    ========   ========
Net income (loss) per
  share(2)(3)..............                                                               $     0.33               $   0.42
                                                                                          ==========               ========
Average outstanding common
  and equivalent
  shares(3)................                                                                   90,974                 92,261
Dividends declared per
  common share(3)..........                                                               $     0.16               $   0.16
OTHER DATA:
Depreciation and
  amortization.............   $   31,542     $   33,583     $   34,910     $   29,118     $   30,533    $ 14,722   $ 15,464
Capital expenditures.......       45,508         40,605         37,471         27,214         49,468      22,583     17,484

                                                                                                    AS OF JUNE 28, 1997
                                                                                                ---------------------------
                                                                                                 ACTUAL      AS ADJUSTED(4)
                                                                                                --------     --------------
                                                                                                      (IN THOUSANDS)
BALANCE SHEET DATA
  (AT PERIOD END):
Total assets.................................................................................   $833,937        $833,937
Working capital..............................................................................     23,918          23,918
Total debt...................................................................................    220,695         126,470
Stockholders' equity.........................................................................    169,779         264,004

---------------
(1) The Company's fiscal year ends on the last Saturday in December.

(2) After deducting restructuring charges, asset write-downs and transaction costs related to the Spin-off of $60,000,000 ($36,435,000 after tax or $0.40 per share) in 1996 and after deducting restructuring charges and asset write-downs of $156,000,000 ($94,900,000 after tax) in 1995. Also, after deducting $6,800,000 ($4,310,000 after tax) in 1992 for increased ongoing expenses resulting from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective as of January 1, 1992.

(3) Per share information is not presented for 1995 and prior years or the six-month period ended June 29, 1996 because the Company was not a publicly held company during such years or period. Income (loss) per share is presented for 1996, since the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the outstanding common and equivalent shares on December 28, 1996 were outstanding for the entire year.

(4) As adjusted to give effect to the Offerings and the application of the estimated net proceeds thereof.

                                USE OF PROCEEDS

     The net proceeds to the Company from the Offerings will be approximately $94.2 million (or approximately $108.5 million if the Underwriters' over-allotment options are exercised in full) after deducting estimated underwriting discounts and expenses of the Offerings payable by the Company. The Company intends to use the net proceeds of the Offerings to repay approximately $94.2 million aggregate principal amount of indebtedness of the Company, consisting of a series of short-term bank borrowings which are supported by the Company's five-year revolving credit agreement. As of June 28, 1997, the outstanding aggregate principal amount of such indebtedness was approximately $220.7 million with interest rates ranging from 5.78% to 6.20%. These borrowings were made for working capital and other general corporate purposes.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Common Stock is traded on the NYSE under the symbol "DL." The table below sets forth the high and low sale prices for the Common Stock as reported on the NYSE for the periods indicated. The Common Stock was not publicly traded prior to August 5, 1996, the date of the Spin-off. The last reported sale price of the Common Stock on the NYSE on October 15, 1997 was $17 11/16 per share.

                                                                                PRICE
                                                                                RANGE
                                                                              ----------
                                                                              HIGH   LOW
                                                                              -----  ---
    FISCAL 1996:
      Third Quarter (from August 5, 1996)...................................  $14 7/8 $11 1/8
      Fourth Quarter........................................................     15   13 1/4

    FISCAL 1997:
      First Quarter.........................................................  16 5/8  13 3/8
      Second Quarter........................................................  17 1/2  15 1/8
      Third Quarter.........................................................  18 1/8  15 3/8
      Fourth Quarter (through October 15, 1997).............................  18 1/8  16 15/16

     The Company declared dividends of $0.08 per share of Common Stock in each of the third and fourth quarters of 1996 and the first, second and third quarters of 1997. Prior to the third quarter of 1996, the Company was not in existence as an independent public company and, therefore, did not pay dividends. The declaration and payment of dividends by the Company are subject to the discretion of its Board of Directors (the "Board"). Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board. As of June 28, 1997, the Company had 62,328 stockholders of record.

                                 CAPITALIZATION

     The following table sets forth the consolidated capitalization of the Company as of June 28, 1997 and as adjusted to give effect to the Offerings and the application of the net proceeds therefrom. The following table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere in this Prospectus Supplement.

                                                                        AS OF JUNE 28, 1997
                                                                   -----------------------------
                                                                    ACTUAL        AS ADJUSTED(1)
                                                                   --------       --------------
                                                                          (IN THOUSANDS)
Long-term debt(2)................................................  $220,695          $126,470
                                                                   --------          --------
Stockholders' equity:
  Preferred Stock, $.01 par value; 10,000,000 shares authorized;
     no shares issued and outstanding............................        --                --
  Common Stock, $.01 par value; 300,000,000 shares authorized;
     96,102,553 shares issued; 101,756,264 shares issued, as
     adjusted for the Offerings(3)...............................       961             1,018
  Additional capital.............................................   257,948           352,116
  Retained earnings..............................................     3,940             3,940
  Unearned employee benefits.....................................   (91,524)          (91,524)
  Cumulative translation adjustment..............................      (673)             (673)
  Treasury stock, 65,879 shares held.............................      (873)             (873)
                                                                   --------          --------
     Total stockholders' equity..................................   169,779           264,004
                                                                   --------          --------
          Total capitalization...................................  $390,474          $390,474
                                                                   ========          ========

---------------
(1) As adjusted to reflect the issuance and sale by the Company of 5,653,711 shares of Common Stock at the assumed public offering price of $17 11/16 per share, net of estimated underwriting discounts and offering expenses payable by the Company. See "Use of Proceeds."

(2) Consists of a series of short-term bank borrowings which are supported by the Company's five-year revolving credit facility and therefore classified as long-term debt under generally accepted accounting principles.

(3) Does not include an aggregate of up to 9,447,821 shares of Common Stock reserved for issuance upon exercise (at an average exercise price of $12.06 per share) of options outstanding as of June 28, 1997 under the Company's stock option plans.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table presents selected financial information derived from the Company's consolidated financial statements. The selected consolidated balance sheet data as of December 30, 1995 and December 28, 1996 and the consolidated income statement data for each of the three fiscal years in the period ended December 28, 1996 have been derived from the audited consolidated financial statements of the Company which are included elsewhere herein. The selected consolidated balance sheet data as of December 31, 1994 have been derived from the audited consolidated financial statements of the Company which are not included elsewhere herein. The consolidated income statement data for the two fiscal years ended December 26, 1992 and December 25, 1993, and the six months ended June 29, 1996 and June 28, 1997, and the consolidated balance sheet data as of December 26, 1992 and December 25, 1993 and as of June 29, 1996 and June 28, 1997 were derived from the unaudited consolidated financial statements of the Company. In the opinion of management, such unaudited consolidated financial statements include all material adjustments necessary to present fairly the information set forth therein and were prepared as if the Company were a separate entity for all periods presented. Operating results for the six months ended June 28, 1997 are not necessarily indicative of the results that may be expected for the full fiscal year. Prior to the Spin-off, the Company operated as the Consumer Products Business of Former Parent. The following data should be read in conjunction with the Company's consolidated financial statements and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial information included elsewhere in this Prospectus Supplement or incorporated by reference herein.

                                                       FISCAL YEAR ENDED(1)                              SIX MONTHS ENDED
                             ------------------------------------------------------------------------   -------------------
                             DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JUNE 29,   JUNE 28,
                                 1992           1993           1994           1995           1996         1996       1997
                             ------------   ------------   ------------   ------------   ------------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS
  DATA:
Net sales...................  $1,275,447     $1,420,173     $1,511,362     $1,365,290     $1,406,400    $706,150   $665,510
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Cost of products sold.......     633,496        701,884        745,963        688,776        724,683     358,823    352,327
Write-down of discontinued
  product inventories.......                                                   20,400         27,924
                              ----------     ----------     ----------     ----------     ----------    --------   --------
  Total cost of products
    sold....................     633,496        701,884        745,963        709,176        752,607     358,823    352,327
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Gross profit................     641,951        718,289        765,399        656,114        653,793     347,327    313,183
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Selling, general and
  administrative expenses...     523,335        579,076        605,391        544,170        556,320     267,988    236,469
Restructuring charges and
  other asset write-downs...                                                  135,600         27,076
                              ----------     ----------     ----------     ----------     ----------    --------   --------
                                 523,335        579,076        605,391        679,770        583,396     267,988    236,469
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Operating income (loss).....     118,616        139,213        160,008        (23,656)        70,397      79,339     76,714
Spin-off transaction
  costs.....................                                                                   5,000       4,000
Interest and other
  expenses..................       1,247          5,909         12,468         23,360         22,974       9,785     14,799
                              ----------     ----------     ----------     ----------     ----------    --------   --------
                                   1,247          5,909         12,468         23,360         27,974      13,785     14,799
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Income (loss) before income
  taxes and cumulative
  effect of change in
  accounting principle......     117,369        133,304        147,540        (47,016)        42,423      65,554     61,915
Income taxes (benefit)......      42,868         49,123         56,468        (19,527)        12,511      26,657     23,210
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Income (loss) before
  cumulative effect of
  change in accounting
  principle.................      74,501         84,181         91,072        (27,489)        29,912      38,897     38,705
Cumulative effect, net of
  tax benefit of $25,073 to
  December 31, 1991, of
  initial application of
  SFAS No. 106..............      43,433
                              ----------     ----------     ----------     ----------     ----------    --------   --------
Net income (loss)(2)........  $   31,068     $   84,181     $   91,072     $  (27,489)    $   29,912    $ 38,897   $ 38,705
                              ==========     ==========     ==========     ==========     ==========    ========   ========
Net income (loss) per
  share(2)(3)...............                                                              $     0.33               $   0.42
                                                                                          ==========               ========

                                                       FISCAL YEAR ENDED(1)                              SIX MONTHS ENDED
                             ------------------------------------------------------------------------   -------------------
                             DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   DECEMBER 30,   DECEMBER 28,   JUNE 29,   JUNE 28,
                                 1992           1993           1994           1995           1996         1996       1997
                             ------------   ------------   ------------   ------------   ------------   --------   --------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
Average outstanding common
  and equivalent
  shares(3).................                                                                  90,974                 92,261
Dividends declared per
  common share(3)...........                                                              $     0.16               $   0.16
OTHER DATA:
Depreciation and
  amortization..............  $   31,542     $   33,583     $   34,910     $   29,118     $   30,533    $ 14,722   $ 15,464
Capital expenditures........      45,508         40,605         37,471         27,214         49,468      22,583     17,484
BALANCE SHEET DATA (AT
  PERIOD END):
Total assets................  $  685,266     $  857,516     $  887,373     $  798,405     $  866,126    $823,214   $833,937
Working capital (deficit)...     (50,790)       (10,177)        56,188         45,663         41,107      89,562     23,918
Total debt..................      31,502          6,063          3,510          3,320        269,515          91    220,695
Former Parent investment and
  advances..................     350,799        502,199        555,703        496,230                    550,008
Stockholders' equity........                                                                 140,657                169,779

---------------
(1) The Company's fiscal year ends on the last Saturday in December.

(2) After deducting restructuring charges, asset write-downs and transaction costs related to the Spin-off of $60,000,000 ($36,435,000 after tax or $0.40 per share) in 1996 and after deducting restructuring charges and asset write-downs of $156,000,000 ($94,900,000 after tax) in 1995. Also, after deducting $6,800,000 ($4,310,000 after tax) in 1992 for increased ongoing expenses resulting from the adoption of SFAS No. 106, effective as of January 1, 1992.

(3) Per share information is not presented for 1995 and prior years and for the six-month period ended June 29, 1996 because the Company was not a publicly held company during such years or period. Income (loss) per share is presented for 1996, since the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the outstanding common and equivalent shares on December 28, 1996 were outstanding for the entire year.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of the financial condition and results of operations of the business of the Company should be read in conjunction with "Selected Consolidated Financial Information" and the Company's consolidated financial statements and notes thereto which are included elsewhere in this Prospectus Supplement.

RECENT RESULTS

     The Company reported net income of $22.4 million, or $0.24 per share, for the quarter ended September 27, 1997, versus net income (before restructuring charges, discontinued product inventories and other asset write-downs, and Spin-off transaction costs) of $7.4 million, or $0.08 per share, for the quarter ended September 28, 1996. After giving effect to restructuring charges, discontinued product inventories and other asset write-downs and Spin-off transaction costs, the Company had a net loss of $25.5 million for the third quarter of 1996. Operating income for the third quarter of 1997 was $41.0 million, up 73.7% over operating income (before restructuring charges, discontinued product inventories and other asset write-downs) in the third quarter of 1996 of $23.6 million. Gross margin increased to 48.1% in the third quarter of 1997 from 46.3% in the third quarter of 1996. Operating margin increased to 12.3% from 6.7% in the third quarter of 1996. The margin improvements were attributable to savings achieved from the Company's restructuring in 1996 and lower trade marketing spending.

     Net revenues for the third quarter of 1997 decreased to $334.3 million from $350.5 million for the third quarter of 1996 as a result of the recent divestiture of several non-core brands. In the third quarter of 1997, the Company's business, exclusive of brands to be discontinued or divested, grew 9.7% in unit volume and 3.9% in revenues versus the same period in 1996.

     For the nine months ended September 27, 1997, the Company reported net income of $61.1 million, or $0.66 per share, versus net income (before restructuring charges, discontinued product inventories and other asset write-down and Spin-off transaction costs) of $48.7 million for the nine months ended September 28, 1996, or $0.54 per share, representing a 22.2% increase in earnings per share. Operating income (before restructuring charges, discontinued product inventories and other asset write-downs) for the nine months ended September 27, 1997 increased 14.4% to $117.7 million from $102.9 million for the nine months ended September 28, 1996. Operating margins (before restructuring charges, discontinued product inventories and other asset write-downs) for the nine months ended September 27, 1997 increased to 11.8% from 9.7% for the nine months ended September 28, 1996. The margin improvements were attributable to savings achieved from the Company's restructuring in 1996 and lower trade marketing spending.

     Net revenues for the nine months ended September 27, 1997 decreased to $999.8 million from $1,056.7 million for the nine months ended September 28, 1996 as a result of the Purex price reduction taken in the second quarter of 1996 and the divestiture or discontinuation of several non-core brands. During the nine months ended September 27, 1997, the Company's business, exclusive of brands to be discontinued or divested, grew 4.4% in unit volume and 4.2% in revenues versus the same period in 1996.

OVERVIEW

     The Company, which was previously operated as the Consumer Products Business of Former Parent, was spun-off by Former Parent in August 1996. As a result, the Company became a separate publicly-traded company. Since the Spin-off, the Company's new management team has adopted and implemented strategies that have enabled the Company to improve its operating performance.

RESTRUCTURING CHARGES AND ASSET WRITE-DOWNS

     In the third quarter of 1996, the Company announced an administrative and line of business reorganization to: (i) streamline its management and administrative organization, (ii) reduce administrative overhead by 20%, (iii) sell or discontinue a number of underperforming brands and (iv) exit the current corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance costs, discontinuance of product lines and building exit costs. Approximately $27.9 million of the charge related to inventories and was included in cost of products sold. Approximately $7.5 million in reserves for such costs remained at June 28, 1997. These reserves are believed to be adequate and such expenses will be paid utilizing cash flow from operations. The Company estimates that the 1996 administrative and line of business reorganization will save the Company approximately $40 million in 1997 and approximately $50 million annually commencing in 1998.

     In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing or sale of six plants (Clearing, Illinois; Burlington, Iowa; Auburndale, Florida; Omaha, Nebraska; Memphis, Tennessee; and New Berlin, Wisconsin) and the reduction of the work force by approximately 700 people, substantially all of whom were based in the plants that were closed. All six plants were closed by September 28, 1996. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold. Approximately $15.1 million in reserves for environmental costs and other plant postclosing expenses remained at June 28, 1997. Such reserves are believed to be adequate and such expenses are expected to be paid utilizing cash flow from operations.

RESULTS OF OPERATIONS

  BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

     In the line of business reorganization undertaken in the third quarter of 1996, the Company identified certain brands and lines of business upon which it intends to dedicate the resources of the Company. These businesses are the retail branded products which the Company markets under its Dial, Purex, Renuzit and Armour franchises and the Company's international line of business. The Dial franchise includes not only the Dial and Liquid Dial brands but also the Tone, Nature's Accents, Pure & Natural, Fels Naptha, Boraxo and Breck brands. The Purex franchise includes the Trend, Dutch, Borateem, Vano, Sta-Flo, 20 Mule Team and La France brands in addition to the Purex brand. The Renuzit franchise includes only products that bear the Renuzit name. The Armour franchise includes the Armour, Armour Star and Cream brands. These brands and lines of business were identified on the basis of their profitability, strength in the marketplace and potential growth. Accordingly, all products and lines of business outside of the identified franchises (the "discontinued and divested businesses") have been discontinued or sold.

  FIRST SIX MONTHS OF 1997 COMPARED WITH FIRST SIX MONTHS OF 1996

     Revenues for the first six months ended June 28, 1997 were $665.5 million, a decrease of $40.7 million (or 5.8%) from the first half of 1996 revenues of $706.2 million. Operating income for the first half of 1997 was $76.7 million which was $2.6 million (or 3.3%) less than the first half of 1996 operating income of $79.3 million. Net income for the six months ended June 28, 1997 was $38.7 million, which was slightly less than the first half of 1996 net income of $38.9 million.

     Excluding discontinued and divested businesses, the Company experienced a revenue increase of approximately $2 million (or less than 1%) from the first half of 1996 to the first half of 1997. This increase was driven primarily by revenue growth from new product introductions in the Renuzit business (up 16.2%), an increase in Armour revenues (up 13.0%), and an increase in International revenues (up 11.7%).

     The increases described above were offset by a decline in Dial revenues (down 2.8%) as a result of a "Buy three, get one free" promotional program executed in the first quarter of 1996 that was not repeated in the first quarter of 1997. In addition, Purex revenues declined 8.3% as a result of the 15% price reduction on detergent products initiated in the second quarter of 1996. After adjustment for the Purex price reduction and excluding discontinued and divested businesses, revenues increased 4.2% in the first half of 1997 as compared to the same period in 1996.

     Revenues of discontinued and divested businesses for the six months ended June 28, 1997 were approximately $46 million, a decline of approximately $43 million (or 47.9%) from the six months ended June 29, 1996.

     Gross profits declined $34.1 million, from $347.3 million for the six months ended June 29, 1996 to $313.2 million for the first six months ended June 28, 1997. Gross profit margins decreased from 49.2% in the first half of 1996 to 47.1% in the first half of 1997. The decline in the gross profit margin is largely the result of the price reduction initiative on detergent products to move to a modified everyday low pricing for both Purex and Trend. These decreases were offset by improvements in cost of products sold driven by lower costs from improved distribution practices instituted in the second quarter of 1996 and lower manufacturing costs.

     Selling, general and administrative expenses were $236.5 million for the first half of 1997, a decrease of approximately $31 million (or 11.8%) below the first half 1996 levels. The decrease was the result of decreases in marketing expenses of approximately $28 million and decreases in selling and administrative expenses of approximately $3 million.

     The decrease in marketing expenses in the first half of 1997 from the first half of 1996 resulted from lower trade promotion expenditures of approximately $15 million on Purex which were no longer necessary as a result of the price reduction taken in the first quarter of 1996, offset by additional trade spending in the second quarter of 1997 of approximately $8 million on Dial, Purex and Renuzit. Additionally, there were favorable consumer promotion expenses of approximately $13 million in the first half of 1997 versus the first half in 1996 as a result of not repeating the "Buy three, get one free" promotion on Dial in 1997, as well as a reduction of marketing expenses on products that are being discontinued or divested.

     The decrease in selling and administrative expenses of approximately $3 million in the first half of 1997 versus the first half of 1996 is comprised of administrative savings as a result of the administrative and business reorganization undertaken in 1996, partially offset by the incremental costs associated with being a public company.

     Interest and other expenses increased approximately $5 million from the six months ended June 29, 1996 to the six months ended June 28, 1997. This increase was the result of a $3.8 million increase in accretion costs related to Armour employee benefit liabilities assumed from Former Parent in the Spin-off and additional sale of accounts receivable expenses of $2.2 million, offset by interest expense savings of $1 million in the first half of 1997 versus the first half of 1996.

     The effective tax rate for the six months ended June 28, 1997 was approximately 37.5%, down from 40.7% for the comparable period in 1996. The net decrease of approximately 3.2% was due to an increase in income eligible for the Foreign Sales Corporation exclusion, an increase in foreign income subject to lower income tax rates and other miscellaneous permanent differences, offset by slightly higher nondeductible goodwill amortization.

  YEAR ENDED DECEMBER 28, 1996 COMPARED WITH YEAR ENDED DECEMBER 30, 1995

     Revenues for 1996 were $1,406.4 million, an increase of $41.1 million (or 3%) over 1995 revenues of $1,365.3 million. Operating income for 1996 was $70.4 million, an increase of approximately $94 million over the 1995 operating loss of $23.7 million. Included in operating income for 1996 and 1995 are restructuring charges, inventory and other asset write-downs of $55 million and $156 million, respectively. Operating income before restructuring and other charges for 1996 was $125.4 million, which was $6.9 million less than 1995 operating income before restructuring and other charges of $132.3 million. The following discussion of operating results excludes the effects of the restructuring and other charges recorded in 1996 and 1995.

     The Company experienced revenue growth, excluding discontinued and divested businesses, of 8.3%, driven by the strong performance of Renuzit (up 47.9% over 1995), Dial (up 15% over 1995), Armour (up 14.5% over 1995) and international (up 29.5% over 1995).

     The increases in revenues of these franchises were driven by new product introductions (primarily, Renuzit Candles and the Dial Ultra Skin Care line) and overall increases in marketplace consumption. These increases were offset by a decline in Purex revenues of 9.6% as a result of the 15% price reduction on detergent products initiated in the first quarter of 1996. Consumers responded favorably to the new lower prices, as Purex standard case shipments for 1996 increased approximately 8%.

     Revenue declines in the Company's discontinued and divested businesses offset much of the growth in the four franchises. Revenues of the discontinued and divested businesses in 1996 of approximately $152 million declined approximately $46 million (or 23%) from 1995 levels. Approximately $41 million of this decline was from products that are being discontinued. The operating loss from discontinued and divested businesses in 1996 was $20.2 million, which was $8.4 million more than the operating loss on discontinued and divested businesses in 1995.

     Gross profits declined $2.3 million, from $656.1 million in 1995 to $653.8 million in 1996. Included in cost of products sold in 1996 and 1995 are charges for the write-down of discontinued product inventories associated with the administrative and line of business reorganizations in those years of $27.9 million and $20.4 million, respectively. Excluding those charges, gross margin declined from 49.6% in 1995 to 48.5% in 1996. The decline in the gross margin is comprised of a 1.6% decline as a result of the Purex price reduction initiative, offset by a 0.5% improvement in cost of products sold. The improvement in cost of products sold was driven by lower costs resulting from the 1995 business-based reorganization and efficiencies from greater production volumes resulting from increased sales.

     Selling, general and administrative expenses were $556.3 million in 1996, an increase of $12.1 million (or 2.2%) over 1995 levels. The increase was the result of increases in marketing and selling expenses of $8.5 million and administrative costs of $3.6 million.

     The increase in marketing and selling expenses resulted from increased marketing support of approximately $27 million for existing Dial and Renuzit branded products and introductory marketing expenditures supporting Renuzit Candles and the Dial Ultra Skin Care line. These increases were offset by lower trade promotion expenditures of $24 million on Purex, which were no longer necessary as a result of the price reduction taken in the second quarter of 1996. The remainder of the increases in selling and marketing expenses was caused by higher selling expenses as a result of the increase in sales volume due to the new product introductions.

     The majority of the increase in general and administrative expenses reflects incremental costs associated with being a public company. These incremental costs were incurred for only the portion of the year immediately preceding and subsequent to the Spin-off. Had such costs been incurred for a full year, an additional $3.6 million in expense would have been recorded.

     Interest expense decreased $5.4 million in 1996 compared to 1995, resulting from lower interest-bearing advances to the Company from Former Parent. This decrease was offset by a $2.9 million increase in accretion costs related to Armour employee benefit liabilities assumed from Former Parent.

     The effective tax rate for 1996 was approximately 29.5%, down from 41.5% for the comparable period in 1995. The decrease in the effective rate is the result of a one-time tax benefit of $4 million (9.5%) recognized in 1996 from the revaluation of the Company's deferred tax benefits for the higher state tax rate that the Company incurred after the Spin-off. In addition, in 1996 the Company had income from certain foreign operations which was not subject to taxation.

     The sustainable combined federal and state effective income tax rate for 1997 is expected to approximate 39%.

  YEAR ENDED DECEMBER 30, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Revenues of $1,365.3 million in 1995 were down $146.1 million or 10% from those of 1994. The revenue decrease was due to the completion of the 1995 program to effect reductions of trade customers' inventories. This initiative, coupled with more rapid replenishment as consumers purchase the products off the shelf, addresses the retailers' increased emphasis on efficient consumer response. In addition, a sales shortfall of $54.1 million in the fourth quarter of 1995 resulted from a softness in orders due to the effects of reduced promotional programs in connection with the 1995 trade inventory reduction initiative to reduce quarter-end trade loading, as well as certain orders received late in the fourth quarter of 1995 that were deferred and shipped in the first quarter of 1996 to achieve efficiency in the distribution network. A planned reduction of microwaveable meals volume and other discontinued low margin products also contributed to the variance.

     The Company reported an operating loss of $23.7 million for 1995, versus operating income of $160 million for 1994. Included in the operating loss for 1995 are restructuring charges, discontinued inventories and other asset write-downs of $156 million. Operating income for 1995, excluding restructuring charges, discontinued inventories and other asset write-downs, was $132.3 million. On the same basis, operating margins declined to 9.7% in 1995 from 10.6% in 1994 as the effects of the volume shortfall more than offset the initial cost savings from the inventory reduction program. The following discussion of operating results excludes the effect of the restructuring charges, discontinued inventories and other asset write-downs recognized in 1995.

     As noted above, revenues in 1995 declined approximately 10% from 1994 levels as a result of the trade inventory reduction plan. This decline was evidenced across all four franchises. Dial franchise revenues declined $42.2 million, Purex franchise revenues declined $53.7 million, Renuzit franchise revenues declined $10.9 million, and Armour franchise revenues declined $43.1 million. These shortfalls were only partially offset by growth in the Company's international line of business. Gross profits for 1995 (before restructuring charges and asset write-downs) were approximately $676.5 million (49.6% of revenues), compared to 1994 gross profits of $765.4 million (50.6% of revenues). The decline in gross margin was the result of less efficient plant utilization from lower production volumes.

     Selling, general and administrative expenses were $544.2 million in 1995, a reduction of $61.2 million from $605.4 million in 1994. Trade promotion and selling expenses for 1995 were $35 million lower than in 1994 as a result of the lower sales volumes and the reduction in trade promotional spending as part of the trade inventory reduction program. General and administrative expenses were $26 million lower in 1995 than in 1994. The decrease resulted from aggressive reductions in all administrative categories, such as headcount, consulting, travel, incentive payments and other discretionary items, in light of the lower sales volumes experienced in 1995.

     The increase in interest expense of $10.9 million in 1995 compared to 1994 resulted from higher interest-bearing advances to the Company from Former Parent and increases in the prime lending rate.

     Excluding the effects of the restructuring charges, discontinued inventories and asset write-downs, the 1995 effective income tax rate was 38.4% compared to 38.3% in 1994.

  LIQUIDITY AND CAPITAL RESOURCES

     The Company generated cash from operations of $84.9 million during the first six months of 1997, an increase of $71.2 million from the comparable period of 1996. The increase was attributable primarily to decreases in receivables and inventories. Capital expenditures for the first half of 1997 (net of asset dispositions) were $17.5 million. Capital expenditures for the second half of 1997 are expected to approximate $40 million. This expected increase in expenditures over the first half of 1997 is attributable to spending on the new corporate headquarters and investments in new information systems. The Company's financing plan includes the sale of accounts receivable to accelerate cash flow. Accounts receivable sold but not yet collected under this plan at June 28, 1997 and June 29, 1996 were $63.7 million and $71.7 million, respectively. Under the terms of the plan, the Company retains substantially the same risk of credit loss as it would bear if the receivables had not been sold since the Company is obligated to replace uncollectible receivables with new accounts receivable.

     The Company is also party to a $350 million revolving credit agreement (the "Credit Agreement") with various banks. The Credit Agreement, which will terminate on August 15, 2001 unless extended, contains certain covenants which impose limitations on the Company with respect to, among other things, its ability to place liens on property, its ability to merge, consolidate or transfer substantially all its assets, its minimum net worth and the incurrence of certain indebtedness. The Company, from time to time, makes short-term borrowings that are supported by the Credit Agreement. As of June 28, 1997, the Company had $220.7 million aggregate principal amount of such short-term borrowings outstanding and, at such date, the Company had $129.3 million available under the Credit Agreement. Such short-term borrowings are classified as long-term debt because they are supported by the long-term Credit Agreement.

     The Company moved its corporate headquarters in the Viad Tower to office space in Scottsdale, Arizona in August 1997. The Company has approximately nine years remaining on the lease for the Viad Tower space, which commits the Company to payments of approximately $2,676,000 annually through 2006. The Company is actively marketing the space for sublease. Estimated losses on this lease were provided for in the restructuring charges and asset write-downs recorded in the third quarter of 1996.

     As of June 28, 1997, the Company had approximately $116.3 million in net deferred tax benefits, which the Company believes are fully realizable in future years. The realization of such benefits will require average annual taxable income of approximately $19.4 million over the next 15 years. The Company's average income before income taxes over the last three years was approximately $47.6 million.

                                    BUSINESS

GENERAL

     Dial is a leading consumer products company with net sales of approximately $1.4 billion and operating income before restructuring charges and asset write-downs of approximately $125 million in 1996. The Company markets its products primarily under such well-known household brand names as Dial soaps, Purex detergents, Renuzit air fresheners and Armour canned meats. Dial believes that its powerful brand equities have contributed to its products achieving leading market positions. Dial believes its recent divestiture of certain non-profitable product lines and the refocusing of its key marketing and sales practices, together with its cost reduction measures and anticipated product introductions, will allow the Company to continue its revenue and earnings growth and command even greater domestic market shares. Moreover, the Company believes that the strength of its product offerings should allow it to increase its international presence by taking advantage of the growing demand for branded personal care and cleaning products throughout the world, particularly in Asia and Latin America.

     The Company continues to grow its strong consumer brands by manufacturing products of proven quality which are supported by focused advertising and promotion. The Company's soap products command an approximate 17% market share, measured by ounces sold, in the $2.0 billion soap category. This strong market position is largely driven by the Company's Dial-branded soap products. Since its introduction in 1948, Dial soap has demonstrated a record of market leadership and during the past ten years, the market share of Dial-branded products has increased from approximately 12% in 1987 to approximately 15% at June 28, 1997. The Company established the antibacterial segment of the soap market by formulating the first antibacterial soap mass-marketed to retail consumers nearly a half century ago. In 1987, with the introduction of Liquid Dial, the Company popularized the use of liquid soap in what had been a relatively small, slow growth segment of the domestic soap market. During the first six months of 1997, compared with the same period in 1996, the Company has increased Liquid Dial shipments approximately 20% (and increased Liquid Dial revenues approximately 37%) primarily due to greater penetration of the warehouse club channel where the Company believes Liquid Dial is the number one selling liquid soap. As of June 28, 1997, Dial was America's leading bar soap overall, leading antibacterial bar soap, second leading antibacterial liquid soap and second leading liquid soap overall.

     Since the Company's acquisition of Purex in 1985, which the Company believes was the fifth largest producer and marketer of detergents in the United States at that time, the Purex brand has gained significant market share and as of June 28, 1997, held the number two market share position, measured by units sold, in the $4.4 billion domestic laundry detergent market. From 1986 to 1996, the Company has increased Purex annual revenues from $160 million to $361 million.

     Renuzit is the fastest growing brand in the Company's product portfolio. Since the Company's acquisition of Renuzit in 1993, Renuzit sales have grown at a compounded annual rate of approximately 20% to $150 million in 1996. As a result, Renuzit as of June 28, 1997 was the second leading brand in the $850 million fast-growing air freshener market. The Company believes its consistent new product innovation has been the key to Renuzit's success and market share growth.

     The Company's Armour-branded products are concentrated in the highly profitable canned meat market segments. During the 52 weeks ended June 28, 1997, Armour sales grew at a rate of approximately 13%, far surpassing the 2% growth of the total canned meat category. As of June 28, 1997, Armour was the number two national brand of canned meats and was the market leader in the growing Vienna sausage segment, with a 49% market share in that segment.

     For organizational, marketing and financial reporting purposes, the Company has organized its business into four franchises. The four core brands discussed above serve as the flagships for these franchises. The Company's Dial franchise includes Dial and Liquid Dial soaps and body washes as well as Tone and Nature's Accents soaps, body washes and other bath products, Pure & Natural, Fels Naptha, and Boraxo soaps and Breck hair care products. The Company's Purex franchise includes Purex detergents, bleach and fabric softeners as well as Trend and Dutch detergents, Borateem bleach, Vano and Sta-Flo starches, 20 Mule Team borax and La France brightener. The products in the Company's Renuzit franchise consist of a variety of air fresheners and accessories that all bear the Renuzit name. The Company's Armour franchise includes Armour and Armour Star canned meats, chilis, hashes and meat spreads and Cream corn starch. Within its franchises, the Company has chosen to focus its marketing and product development efforts on the Dial, Purex, Renuzit and Armour core brands.

     The Company recently completed discontinuing or divesting the product lines which were not within its four franchises. Under this strategy, the Company recently sold certain of its household cleaning brands to Church & Dwight for approximately $30 million. The sale included the following brands and related inventories: Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal polish and Rain Drops water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. In addition, the Company sold its Bruce floor care product trademark and its Magic sizing starch brand and related inventories to other third parties. In 1996, these brands as well as discontinued brands generated net sales of approximately $152 million, or approximately 11% of the Company's total net sales, but did not contribute to operating profit.

     The Company's products are sold throughout the United States primarily through supermarkets, mass merchandisers, drug stores, membership club stores and other outlets. The Company's products are also sold internationally, with the majority of sales occurring in Canada, Mexico, Puerto Rico and the Caribbean.

     The Company's senior management team has extensive experience in the consumer packaged goods industry, and has been instrumental in successfully managing the Company through the Spin-off and subsequent restructuring. Malcolm Jozoff, the Company's chairman and chief executive officer, has over 25 years of experience in the industry and the other senior executive averages approximately 15 years of consumer packaged goods experience. See "Management." The Company believes that the experience of this management team will be critical in the implementation of the Company's business strategy.

THE SPIN-OFF

     In August 1996, Former Parent spun-off its Consumer Products Business by distributing to Former Parent's stockholders all of the Company's then outstanding common stock. Former Parent effected the Spin-off to enhance the profitable growth prospects of both the Consumer Products Business and Former Parent's services businesses, which businesses Former Parent continues to operate today. Former Parent believed that the Spin-off would enable the Consumer Products Business to adopt strategies and pursue objectives that were more appropriate to its industry and operations and place it in a better position to raise capital and make acquisitions necessary for continued growth.

BUSINESS STRATEGY

     The Company has successfully built market share for each of its core brands, achieving leading market positions in their respective product categories and establishing enduring brand equity among consumers. Since the Spin-off, the Company's experienced, new management team has developed and adopted strategies which have already produced operating margin improvements, which before restructuring charges and asset writedowns have increased to approximately 11.5% in the first half of 1997 from approximately 8.9% in 1996. The Company believes these strategies will enable it to continue to streamline and reposition its businesses for continued growth and profitability. These strategies include the following:

     - CONTINUED FOCUS ON CORE BRANDS. The Company intends to continue to focus its resources on building its Dial, Purex, Renuzit and Armour brands. The Company's specific growth strategies to increase sales, earnings and market share for each core brand include the following:

        S Capitalize on Powerful Dial Brand. The Company intends to devote significant additional resources to new marketing campaigns for its Dial-branded products to stimulate demand among consumers with diverse skin care needs. For the first time in two years, the Company began televison advertising of Dial bar soap on a continuous basis in January 1997. In addition, the Company intends to (i) further develop its body wash business through product innovation and focused marketing, (ii) further increase its penetration of the warehouse and membership club channels and (iii) introduce new products targeted to appeal to specific demographic groups.

        SEstablish Purex as a Low Cost Producer. Dial intends to expand Purex's market share by enhancing the price/value relationship of its detergents, continuing to reduce production and distribution costs, maintaining competitive pricing and improving product performance.

        SIntroduce Innovative Renuzit Products.  With approximately one-third of
         Renuzit's sales attributable to products introduced in 1996, the Company plans to further expand Renuzit's market share by continuing to introduce innovative products and features to meet or anticipate consumers' changing preferences.

        SIncrease Distribution of Armour. The Company intends to broaden the distribution of its Armour-branded products by targeting the fast-growing mass market channel. Overall, the Company plans to increase distribution by further penetrating existing distribution channels within the brand's geographic strongholds, as well as selectively introducing new products and expanding geographic focus.

     - IMPROVE KEY MARKETING AND SALES PRACTICES. Since the Spin-off, the Company has taken significant steps to make its marketing and sales operations more cost-effective by (i) increasing and focusing its media advertising on the Dial brand, (ii) reducing end-of-quarter discounts to the trade, (iii) improving the efficiency of its promotional spending and
      (iv) upgrading its information systems.

     - REDUCE COSTS. The Company has reduced its cost structure through its (i) recent divestiture or discontinuation of certain low growth or unprofitable core product lines, (ii) elimination of unprofitable SKUs,
      (iii) consolidation of its manufacturing and distribution operations, thereby reducing excess capacity, (iv) rationalization of its procurement process by consolidating vendors and negotiating further cost savings in its supply contracts and (v) reduction of administrative and other costs. The Company expects that the impact of the restructuring program announced in the third quarter of 1996, which program has involved, among other things, a reduction of approximately 250 employees, will save the Company approximately $40 million in 1997 and approximately $50 million annually commencing in 1998.

     - INCREASE INTERNATIONAL SALES. The Company recently launched its international expansion program by announcing that it had acquired Nuevo Federal, a leading manufacturer and marketer of personal care and household products in Argentina. With this acquisition, the Company believes that it will be well-positioned with a platform for further expansion in Latin America. See "Summary -- Recent
      Developments -- Acquisition of Nuevo Federal." The Company plans to exploit other such opportunities in selected fast-growing developing markets, particularly in Asia and Latin America, by forming joint ventures and strategic alliances with or acquiring foreign businesses that have established manufacturing or distribution capabilities in such markets. The Company believes that its products will become increasingly attractive in such countries as they continue to modernize and increase their focus on personal and general hygiene.

     - MOTIVATE MANAGEMENT AND OTHER EMPLOYEES MORE EFFECTIVELY. Since the Spin-off, Dial has revised its compensation structure to align significantly the interests of management, employees and stockholders. The Company has (i) phased out guaranteed pay raises, (ii) tied all non-union employee bonuses to the achievement of targeted levels of revenue growth, margin improvement and asset turns, (iii) granted stock options to management and all other non-union employees and (iv) linked the vesting schedule for such options to stock price performance. The Company's Employee Equity Trust is the largest stockholder of the Company.

PRODUCTS

     The Company organizes its domestic business by franchise:

                                                FRANCHISES
-----------------------------------------------------------------------------------------------------------
         DIAL                       PUREX                       RENUZIT                     ARMOUR
----------------------    -------------------------    -------------------------    -----------------------
Dial                      Classic Purex                Renuzit Adjustables          Armour
Dial Plus                 Ultra Purex                  Renuzit Roommate             Armour Star
Dial Ultra Skin Care      Classic Purex Baby Soft      Renuzit Electric             Armour Star Treet
Liquid Dial               Ultra Purex Baby Soft        Renuzit Aerosol              Armour Star Lite Treet
Tone                      Purex Toss'n Soft            Renuzit AromaSense           Armour Star Ultimate
Nature's Accents          Purex Rinse'n Soft           Renuzit Crystal AcScent      Cream
Pure & Natural            Purex StaPuf
Fels Naptha               Classic Trend
Breck                     Ultra Trend
Boraxo                    Borateem
                          Dutch
                          Vano
                          Sta-Flo
                          20 Mule Team
                          La France

  DIAL

     The products in the Company's Dial franchise include the Dial, Dial Plus, Dial Ultra Skin Care, Tone, Nature's Accents, Pure & Natural and Fels Naptha bar soaps, the Liquid Dial and Dial Ultra Skin Care liquid soaps, the Dial Ultra, Dial Plus, Dial Ultra Skin Care, Tone and Nature's Accents body washes, the Tone and Nature's Accents lotions, the Breck shampoos, conditioners and hair sprays and Boraxo powdered hand soap. The product lines bearing the Dial label represent the Company's core brands within the Dial franchise and the Company focuses the majority of its resources in such franchise on those product lines. These product lines accounted for approximately 87% of the franchise's total revenues for the six months ended June 28, 1997.

     With its line of Dial and other soap products, which currently includes bar soaps, liquid soaps and body washes, the Company has established a solid record of market leadership, and as of June 28, 1997, held an approximately 17% share, measured by ounces sold, in the $2.0 billion soap category. This strong market position is largely driven by the Company's Dial-branded soap products. Since the introduction of the Dial brand in 1948, the Company has demonstrated an ability to respond to market trends and evolving consumer preferences. The Company, for instance, established the antibacterial segment of the soap market by marketing Dial bar soap, the first soap containing antibacterial ingredients for wide retail consumption. In 1987, with the introduction of Liquid Dial, the Company popularized the use of liquid soap in what had been a relatively small, slow growth segment of the domestic soap market. As of June 28, 1997, Dial was America's leading bar soap overall, the leading antibacterial bar soap, the second leading antibacterial liquid soap and the second leading liquid soap overall. Recognizing the growth potential of the body wash segment of the market, the Company introduced in 1993 Moisturizing Dial Plus Body Wash. In 1995, responding to the growing interest in skincare-oriented products, the Company introduced the Dial Ultra Skin Care line which offers a special combination of antibacterial efficacy and skin conditioning ingredients.

     Other product lines within the Dial franchise include the Company's Tone product line, which includes a bar soap, a body wash and a body lotion that feature the moisturizing qualities of cocoa butter, a key ingredient in the line, and the Nature's Accents product line which features translucent soap, shower and bath gel, foaming face wash, hand and body lotion and bath crystals and is designed to capitalize on consumer interest in more high-end bath products. Several of the Dial Ultra Skin Care and Nature's Accents products are produced in Guatemala by ISC International Ltd., a soap manufacturer which was acquired by the Company in July 1995. The Company also markets hotel amenity products, including personal-size bar soaps under the Dial, Tone and Pure & Natural labels.

  PUREX

     The products in the Company's Purex franchise include the Classic Purex, Ultra Purex, Classic Purex Baby Soft, Ultra Purex Baby Soft, Classic Trend and Ultra Trend liquid and powder laundry detergents, Dutch powder laundry detergent, the Purex Toss 'n Soft, Purex Rinse 'n Soft and Purex StaPuf fabric softener products, the Purex and Borateem bleaches, the Vano and Sta-Flo liquid starches, 20 Mule Team borax and La France brightener. The product lines bearing the Purex label represent the Company's core brands within the Purex franchise and the Company focuses the majority of its resources in such franchise on those product lines. These product lines accounted for approximately 72% of the franchise's total revenues in the six months ended June 28, 1997.

     The Company acquired the Purex brand with the acquisition of Purex in 1985. As of June 28, 1997, Purex held the number two market share position, measured by ounces sold, in the $4.4 billion domestic laundry detergent market. From 1986 to 1996, the Company has increased Purex annual revenues from $160 million to $361 million. The Company believes that its ability to compete successfully in the domestic laundry detergent market depends both on product formulations and functionality and its pricing strategies. In 1996, the Company introduced a Color Shield feature for its Purex detergents, the only value-priced detergent offering this feature. In 1996, the Company also undertook a pricing initiative designed to lower the everyday list price point of Purex detergent products by approximately 15%. While the Company expected that this initiative would reduce revenues and income per unit of sales, its objective was to increase volume to the point where, together with improved margins from lower trade marketing expenses and reduced costs, overall revenue and income growth would be achieved. Consumers responded favorably to the new lower prices, as Purex standard case shipments for 1996 increased approximately 8%.

     The Purex franchise has sought to keep pace with the trend toward concentrated "ultra" detergents. The Company believes that ultra detergent products accounted for approximately 80% of powder and liquid detergent cases sold in the United States in 1996. In 1996, 22% of the Company's Purex franchise sales were in ultra detergents. Such concentrated ultra detergents did not exist in the United States prior to 1990. The Company expects that future growth in the domestic detergent market will be fueled by general population growth and household formation, the trend towards casual wear in the workplace and the growing use of ultra detergents.

     The Company plans to pursue line extensions and new products as opportunities arise. In 1995, the Purex Baby Soft powder and liquid line of detergents, which is designed to create a lower-priced alternative to the principal brands in the baby clothes detergent market, was introduced on a national basis. Trend liquid detergent was expanded into additional markets in 1996.

     Cost control is important in the detergent category because it enables the Company to maintain lower prices on its products while still maintaining attractive profit margins. The Company manufactures the majority of its detergent products, but procures packaging from third-party sources, which the Company believes is a more cost-effective approach to packaging. The Company has been effecting logistical efficiencies in distribution by consolidating distribution centers, reducing SKUs and increasing full truck shipments among other measures. The Company may achieve additional cost savings as the continuing trend toward concentrated detergent products lowers packaging and distribution costs.

  RENUZIT

     The products in the Company's Renuzit franchise include Renuzit Adjustables, Renuzit Roomate and Renuzit Electric solid air fresheners, Renuzit Aerosol air fresheners and Renuzit AromaSense and Renuzit Crystal AcScent candles, as well as certain accessories.

     The Company established its market presence in the air freshener category with the acquisition of Renuzit in 1993. Since then, Renuzit sales have grown at a compounded annual rate of approximately 20% to $150 million in 1996. As of June 28, 1997, Renuzit was the second leading brand in the $850 million fast-growing domestic air freshener market.

     Line extensions and new, or enhanced forms of, products are particularly important in the air freshener market as the Company and its competitors seek greater market share. The Company introduced Renuzit New Naturals, a line of premium aerosol air fresheners, in 1995, and in 1996 introduced Renuzit AromaSense and Renuzit Crystal AcScent scented candles. For the six months ended June 28, 1997, the revenues of the Renuzit franchise increased 16% over revenues during the same period in the prior year. In 1996, the Renuzit franchise increased its revenues by 48% over 1995, with one-third of total revenues attributable to new products introduced that year.

     The Company pursues a multi-part cost-containment strategy with respect to its Renuzit franchise. While the Company performs its own development work internally, it relies on external research and development by suppliers for many product and packaging developments, thereby minimizing non-applied research and development expenditures. The Company also contracts for the manufacture of all air freshener products, thereby reducing capital expenditures relating to manufacturing and packaging for new products.

  ARMOUR

     The products in the Company's Armour franchise include Armour Star and Armour Star Lite Vienna Sausage, Armour Star Potted Meat, Armour Star and Armour Star Ultimate Chili, Armour Star Hash, Armour Star Stew, Armour Star Treet, Armour Star Lite Treet, Armour Star Dried Beef and Armour Star meat spreads and other canned meats and Cream corn starch. The product lines bearing the Armour label represent the Company's core brands within the Armour franchise and the Company focuses the majority of its resources in such franchise on those product lines. These products accounted for approximately 76% of the franchise's total revenues in the six months ended June 28, 1997.

     Armour products maintain a strong market position in the canned meats category, and as of June 28, 1997, ranked second in the domestic canned meat market based on unit sales. During the 52 weeks ended June 28, 1997, Armour sales grew at a rate of approximately 13%, far surpassing the 2% growth of the total canned meat category. Armour Vienna sausage, potted meat and sliced dried beef led their respective segments on a national basis, based on unit sales and dollar retail sales as of June 28, 1997. Armour canned meats accounted for approximately one-sixth of all canned meat sales in the United States, based on unit sales as of such date. As of June 28, 1997, Armour was the number two national brand of canned meats and was the market leader in the growing Vienna sausage segment, with a 49% market share in that segment.

  RECENTLY DISCONTINUED AND DIVESTED BRANDS

     The Company recently completed discontinuing or divesting the product lines which were not within its four franchises. Under this strategy, the Company recently sold certain of its household cleaning brands to Church & Dwight for approximately $30 million. The sale included the following brands and related inventories: Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal polish and Rain Drops water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. In addition, the Company sold its Bruce floor care product trademark and its Magic sizing starch brand and related inventories to other third parties. In 1996, these brands as well as discontinued brands generated net sales of approximately $152 million, or approximately 11% of the Company's total net sales, but did not contribute to operating profit.

INTERNATIONAL

     The Company's international line of business distributes the Company's products in more than 40 countries. Historically, the Company has focused its international efforts on Canada, Mexico, Puerto Rico and the Caribbean. During the first six months of 1997 and prior to the acquisition of Nuevo Federal, approximately 70% of international sales came from these markets. In Canada, Purex Liquid is the leading liquid laundry detergent overall and the number one liquid laundry detergent in mass merchandisers, the country's fastest growing retail channel. Liquid Dial is the number two antibacterial liquid soap in Canada. In Mexico, where the revenues have tripled since the business was acquired in 1991, Liquid Dial is the number one liquid soap with 80% of this fast growing category. Breck haircare products enjoy strong brand recognition in Mexico, with Breck hairspray having 12% of the hairspray category. In Puerto Rico, Purex Liquid is a strong third in the liquid laundry detergent category with 12% of the category.

     On September 24, 1997, the Company announced that it had acquired Nuevo Federal, a leading manufacturer and marketer of personal care and household products in Argentina, for a purchase price of approximately $35 million. With this venture, the Company will enter what it believes is one of Latin America's fastest growing consumer markets. The Company intends to establish a position in Mercosur, a regional trading bloc with over 230 million consumers in Argentina and neighboring countries, including Brazil, Paraguay, Uruguay and Chile.

     The Company believes that the acquisition of Nuevo Federal represents an important building block in its strategy to grow its international business to 15% of total sales by the year 2000. Nuevo Federal principally produces laundry detergents and bar soaps. As of August 1997, it held the number two position in laundry detergents with the Zorro, Enzimax and Limzol brands, the number two position in laundry bars with the Gran Federal brand and the number six position in bar soaps with the Manuelita, Gelatti and Nube brands, in each case in the respective Argentinean consumer products market as measured by A.C. Nielsen.

     In the future, the Company's strategy is to establish its products in three emerging markets: Latin America, Asia and Central/Eastern Europe. Each of these markets are large markets with an expanding middle class demanding better quality, high value consumer products. The Company will enter these markets through distribution agreements, joint ventures or acquisitions.

MARKETING

  CUSTOMERS

     The Company's products are sold throughout the United States primarily through supermarkets, mass merchandisers, drug stores, membership club stores and other outlets. The Company's products are also sold internationally in 40 countries, with the majority of sales occurring in Canada, Mexico, Puerto Rico and the Caribbean. See "-- Business Strategy." The Company's top ten customers accounted for approximately 32% of net sales in 1996 and approximately 34% for the six months ended June 28, 1997. Wal-Mart Stores Inc. (and its affiliate, SAM'S Club) ("Wal-Mart") was the Company's largest customer in 1996, accounting for approximately 16% of net sales, up from 13% in 1995 and 12% in 1994. No other customer accounted for more than 10% of net sales in 1996. Wal-Mart accounted for approximately 17% of the Company's net sales during the six months ended June 28, 1997. The Company was named one of Wal-Mart's "Vendors of the Year for Inventory Management" in 1996. The Company's payment terms to customers range from 30 to 60 days.

  SALES

     The Company's customers are served by a national sales organization of approximately 200 employees. The sales organization is divided into four regions for grocery sales plus specialized sales operations which sell to large mass merchandisers, membership club stores, chain drug stores, vending and military customers. In addition, retail customers are served by a national broker sales organization. The Company's sales representatives focus their efforts both on sales of products to the Company's trade customers, as well as on designing and executing programs directed at the ultimate consumer. Programs directed at the ultimate consumer offer combinations of in-store merchandising, price reductions and discounts, coupons and refund offers.

  PROMOTION AND ADVERTISING

     The Company expends a significant portion of its revenues for trade discounts and the promotion and advertising of its products. The Company believes that such expenditures are necessary to maintain and increase market share in an industry highly dependent on product image and quality, trade support and consumer trends. The Company recorded as expenses an aggregate of $155 million in the six months ended June 28, 1997, or 23% of net sales for such period, for these purposes. The Company plans to allocate a similar percentage of net sales for these purposes for the remainder of 1997 and in 1998, although there will be an increased emphasis on advertising and less emphasis on trade discounts and promotions.

  DISTRIBUTION

     Products are currently shipped by the Company from seven warehouses located at domestic manufacturing facilities, 10 domestic regional warehouses and two large domestic distribution centers for detergent products. The regional warehouses are operated by third parties except for one warehouse owned and operated by the Company. Total distribution space at the regional warehouses is approximately 2,000,000 square feet, at the warehouses located at the manufacturing facilities is approximately 530,000 square feet and at the detergent production distribution centers is approximately 450,000 square feet. The Company is seeking to consolidate further its total distribution operations by reducing the number of its distribution facilities to four leased new mega-centers by the end of 1998. The Company principally uses outside carriers to transport its products. The Company uses its domestic facilities to produce products for international distribution.

     The Company has a "just-in-time" inventory management program (the "Continuous Replenishment Program") of continuous, automatic replenishment of certain of its trade customers' inventories. The primary objective of the Continuous Replenishment Program is to improve service to customers and reduce costs by shortening the order-to-delivery pipeline (i.e., by anticipating customer needs based on historical sales, by shipping the product just before those needs arise and by eliminating redundancy, errors and interruption throughout the replenishment process). This is accomplished by using information systems to track customer inventory levels and the movement of each product at the customers' distribution centers and by managing the customers' warehouse inventories. The Company is currently in the process of upgrading its information systems which the Company believes will enable it to expand the program more quickly and improve purchasing procedures for customers overall. The Company has been expanding the Continuous Replenishment Program over the past several years and, in the six months ended June 28, 1997, sales under the program accounted for approximately 15% of the Company's net sales.

SUPPLIERS

     The Company relies on a number of third parties for research and development, manufacturing and packaging. Many of the Company's arrangements with respect to new products contain limited mutual exclusivity provisions designed to permit both the Company and the supplier to profit from the product enhancement or innovation before the Company uses an alternative supplier or the supplier sells to one of the Company's competitors. Most outsourcing arrangements can be terminated without material penalties on an average of three months' notice.

RAW MATERIALS

     The Company believes that ample sources of raw materials are generally available with respect to all of its major products. Paper, fats and oils, detergent chemicals and meat are the raw materials that generally have the most significant impact on the Company's costs. Generally, the Company purchases such raw materials from a variety of suppliers in the United States. While the Company believes that it may in certain circumstances be able to respond to price increases for certain raw materials by increasing sales prices, rapid increases in the prices of such raw materials could have a short-term material adverse impact on the Company's financial results. For example, tallow (a key ingredient in Dial soaps) has experienced price fluctuations within the range of $0.17 and $0.28 per pound from January 1, 1995 to June 30, 1997. Recently, the price of tallow has been trading at the bottom half of this historical range. Since the majority of competitors' soap products use significantly less tallow, the Company may not be able to increase the prices of its Dial soaps in response to fluctuations in tallow prices. In addition, the antibacterial agent, Triclosan, which is the active ingredient used in Liquid Dial products, is sourced from a single supplier. Although the Company has an adequate supply of Triclosan for its current and foreseeable needs, a disruption in this supply could have a short-term material adverse impact on the Company's financial results. Although the Company seeks to enter into contracts to provide up to six-month supplies of tallow, Triclosan and packaging materials, long-term hedging opportunities against price increases for these raw materials are generally not available. See "Risk Factors -- Price Volatility of Raw Materials; Single Source Supplier" and "-- Adverse Publicity" in the accompanying Prospectus.

COMPETITION

     The Company competes primarily on the basis of brand equity, brand advertising, customer service, product performance and product quality at competitive retail price points. The Company must compete with numerous well-established local, regional, national and international companies, some of which are very large and act aggressively in obtaining and defending their products' market shares and brands. The principal competitors of the Company in the soap category are: The Procter & Gamble Company ("P&G"), Lever Brothers Co., a division of Unilever plc ("Lever"), and Colgate-Palmolive Company ("Colgate"); in the detergent category are: P&G, Colgate, Lever, Church & Dwight Co., Inc. and USA Detergents; in the household and air freshener categories are: S.C. Johnson & Son, Inc., Clorox Co., P&G, Colgate and Reckitt & Colman Inc.; and in the canned meat category are: Hormel Foods Corp. and the Libby's division of The Nestle Company. See "Risk Factors -- Intense Competition in the Consumer Products Industry" in the accompanying Prospectus.

RESEARCH AND DEVELOPMENT

     The Company conducts research and development at its facility in Scottsdale, Arizona. The Company engages primarily in applied research and development, relying on outside sources for general research and development activities. Internal research and development is directed at improving existing products and developing new products as well as providing technical assistance and support to the Company's manufacturing activities. The Company's internal and external research and development expenditures totaled approximately $5.1 million for the six months ended June 28, 1997 and $15.2 million, $14.9 million and $15.3 million in 1996, 1995 and 1994, respectively.

MARKETING RESEARCH

     The Company relies on industry and other sources, various attitude and usage studies prepared by independent marketing firms on behalf of the Company and direct sales information from its largest customers to identify consumer needs and anticipate shifts in consumer preferences, allowing the Company to develop line extensions and new products to meet changing demands. The Company's marketing and product development groups and research and development laboratories work together to redesign and reformulate existing products and to develop new products.

PATENTS AND TRADEMARKS

     United States trademark registrations are for a term of 10 years, renewable every 10 years so long as the trademarks are used in the regular course of trade. The Company maintains a portfolio of such trademarks representing substantial goodwill in the businesses using such trademarks. The Company also has a significant number of registered foreign trademarks and pending foreign trademark applications.

     Many trademarks used by the Company, including Dial, Purex, Renuzit, Armour, Armour Star, Tone, Nature's Accents, Pure & Natural, Breck, Trend, Treet, 20 Mule Team and Boraxo and related trade names have substantial importance and value. Use of the Armour and Armour Star trademarks by the Company is permitted by a perpetual license granted by ConAgra, Inc. and use of the 20 Mule Team trademark is permitted by a perpetual license granted by U.S. Borax, Inc. ConAgra, Inc. also sells food products under the Armour trademark. See "Risk Factors -- Adverse Publicity Affecting Shared Trademarks" in the accompanying Prospectus.

     United States patents are currently granted for a term of 17 years from the date a patent application is filed. The Company owns a number of patents that give the Company competitive advantages in the marketplace. However, the Company does not believe that the loss of its patents would have a material adverse effect on the Company.

GOVERNMENT REGULATION

     Substantially all of the operations of the Company are or may become subject to various federal laws and agency regulations. These include the Federal Food, Drug, and Cosmetic Act, which is administered by the Food and Drug Administration (the "FDA") and regulates the manufacturing, labeling and sale of the Company's over-the-counter drug and cosmetic products; the Federal Insecticide, Fungicide, and Rodenticide Act and the Toxic Substances Control Act, which are administered by the Environmental Protection Agency and regulate the Company's disinfectant products and certain of the substances used in the manufacturing of its products, respectively; the Federal Meat Inspection Act, which is administered by the Department of Agriculture and regulates the Company's meat products; the Federal Hazardous Substances Act, which is administered by the Consumer Product Safety Commission and regulates the labeling of the Company's household products; and the Fair Packaging and Labeling Act, which is administered by the Federal Trade Commission (the "FTC"), and regulates the packaging and labeling of all the Company's products. The Company's products are also subject to regulation by various state laws and state regulatory agencies. In addition, the Company is subject to similar laws and regulations imposed by foreign jurisdictions.

     Federal, state, local and foreign environmental compliance may from time to time require changes in product formulation or packaging. Such changes have not had, and are not expected to have, a material adverse effect on revenues, capital expenditures or earnings of the Company.

     The FDA's regulation of most of the over-the-counter drug products in the United States (such as Dial antibacterial products) has remained in a state of flux since the mid-1970s, and many final rules regarding such products have not been issued, and may not be issued for many years. In addition, the FTC continually monitors the advertising practices of consumer products companies with respect to claims made relating to product functionality and efficacy.

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of environmental and health and safety laws and regulations in each jurisdiction in which it operates. These laws and regulations pertain to the Company's present and past operations. See "Risk Factors -- Environmental Matters" in the accompanying Prospectus.

     In the United States, the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") authorizes the federal and state governments and private parties to take action with respect to releases and threatened releases of hazardous substances and provides a cause of action to recover the response costs from certain statutorily responsible parties, including parties who disposed or arranged for disposal of waste. The federal government may also order responsible parties to take remedial action directly. Liability under CERCLA may be joint and several among responsible parties. Most states have also enacted Superfund-type laws.

     Since 1980, the Company has received notices or requests for information with respect to 27 sites that have been deemed "Superfund" sites under CERCLA, five of which are currently active, 14 of which are inactive, and eight of which have been settled. The Company is also engaged in investigatory and remedial activities with respect to four closed plants previously operated by Former Parent. As of June 28, 1997, the Company had accrued in its financial statements approximately $13 million in reserves for expenses related to Superfund and clean-up of closed plant sites, which reserves it believes are adequate.

     The Company does not currently anticipate that it will incur significant capital expenditures in connection with matters relating to environmental control or compliance in either 1997 or 1998. The Company does not anticipate that the costs to comply with environmental laws and regulations or the costs related to Superfund sites and the clean-up of closed plant sites will have a material adverse effect on the Company's capital expenditures, earnings or competitive position; however, there can be no assurance that other developments, such as the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies will not result in material costs in the future.

EMPLOYEES

     As of June 28, 1997, the Company employed approximately 2,800 individuals, of whom approximately 1,400 were covered by collective bargaining agreements.

     The Company believes that relations with its employees are satisfactory. In 1993, the Company experienced a five-week work stoppage at its St. Louis, Missouri manufacturing facility. No collective bargaining agreements expire before July 1998. See "Risk Factors -- Turnover; Employee Relations" in the accompanying Prospectus.

PROPERTIES

     The Company's corporate headquarters are located in a leased
130,000-square-foot, single-tenant building in Scottsdale, Arizona, that is adjacent to its currently owned technical and administrative facility comprising 200,000 square feet.

     The Company's principal manufacturing plants include the following:

                                SQ.
LOCATION                       FEET                  PRINCIPAL PRODUCTS MANUFACTURED
----------------------------  -------     -----------------------------------------------------
Aurora, Illinois............  451,000     Bar soaps
Fort Madison, Iowa..........  447,000     Canned meats and corn starch
St. Louis, Missouri.........  272,400     Dry and liquid laundry detergents and fabric softener
Bristol, Pennsylvania.......  261,800     Dry detergents
Hazelton, Pennsylvania......  214,470     Liquid detergents, fabric softeners and liquid soaps
Los Angeles, California.....   55,000     Powdered soap and fabric softeners
Guatemala...................  100,000     Translucent bar soaps
Mexico......................   68,000     Shampoos and liquid soaps

     The Company believes that its facilities in the aggregate are adequate and suitable for their purposes and that capacity is sufficient for current needs. The Company continues to seek ways to cut costs and may close additional plants as warranted.

LEGAL MATTERS

     As is the case with many companies, the Company faces exposure to actual or potential claims and lawsuits involving its business and assets. The Company is currently party to a number of lawsuits consisting of ordinary, routine litigation incidental to the business of the Company, including general and product liability and workers' compensation claims. The Company believes that any liabilities resulting from such claims after taking into account amounts already provided for, but exclusive of any potential insurance recovery, should not have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The Company's directors and executive officers and their ages as of September 15, 1997 are as follows:

              NAME                AGE                             POSITION
--------------------------------  ---   -------------------------------------------------------------
Malcolm Jozoff(1)...............  58    Chairman of the Board, President and Chief Executive Officer
Patricia I. Bowman..............  46    Senior Vice President -- Research and Development
Daniel J. King..................  45    Senior Vice President -- Product Supply
Scott McHenry...................  46    Senior Vice President -- Sales and Marketing
Jane E. Owens...................  44    Senior Vice President and General Counsel
Susan J. Riley..................  39    Senior Vice President and Chief Financial Officer
Lowell L. Robertson.............  66    Senior Vice President -- Finance
Mark R. Shook...................  42    Senior Vice President -- International
Bernhard J. Welle...............  49    Senior Vice President -- Human Resources
Joy A. Amundson(1)(2)...........  42    Director
Herbert M. Baum(3)..............  60    Director
Joe T. Ford(2)..................  60    Director
Thomas L. Gossage(1)(3)(4)......  63    Director
Donald E. Guinn(3)..............  64    Director
Michael T. Riordan(4)...........  46    Director
Dennis C. Stanfill(4)...........  70    Director
Barbara S. Thomas(2)............  45    Director
A. Thomas Young(1)(2)(4)........  59    Director

------------------------
(1) Member of the Executive Committee.

(2) Member of the Audit Committee.

(3) Member of the Governance Committee.

(4) Member of the Executive Compensation Committee.

     Malcolm Jozoff. Mr. Jozoff has been Chairman of the Board, President and Chief Executive Officer of the Company since the Spin-off. Prior to the Spin-off, Mr. Jozoff served as President and Chief Executive Officer of the Consumer Products Business of Former Parent, positions to which he was appointed in May 1996. From 1993 to 1995, he was Chairman and Chief Executive Officer of Lenox, Inc., a manufacturer of consumer durables. From 1967 to 1992, he was employed by P&G, a manufacturer of consumer products where, in 1990, he achieved the positions of President -- Health Care Sector, Corporate Group Vice President and a member of the Executive Committee. Mr. Jozoff also is a director of The Columbia Gas System, Inc. and ChemTrak Incorporated. In 1993, in connection with a civil proceeding brought by the Securities and Exchange Commission, Mr. Jozoff consented, without admitting or denying the allegations, to the entry of an order enjoining him from violating Section 10(b) of the Exchange Act.

     Patricia I. Bowman.  Dr. Bowman has served as Senior Vice
President -- Research and Development of the Company since April 1997. From 1994 to April 1997, she served as Senior Vice President, Research and Development for North and South America for Reckitt & Colman plc, and from 1989 to 1994, she served as Senior Vice President Research and Development for L&F Products, a subsidiary of Eastman Kodak Company ("L&F"), until L&F was sold to Reckitt & Colman plc in 1994.

     Daniel J. King. Mr. King has served as Senior Vice President -- Product Supply of the Company since September 1996. From the Spin-off to September 1996, Mr. King served as the Company's Senior Vice

President -- Customer Service. From 1991 until the Spin-off, Mr. King served as Senior Vice President -- Customer Service of the Consumer Products Business of Former Parent.

     Scott McHenry. Mr. McHenry has served as Senior Vice President -- Sales and Marketing since joining the Company in October 1996. From 1991 to October 1996, Mr. McHenry served as a Principal of McKinsey & Company, an international management consulting firm ("McKinsey"), which he joined in 1983. While at McKinsey, Mr. McHenry primarily served packaged goods clients and, in 1992, became co-leader of the North American packaged goods practice.

     Jane E. Owens. Ms. Owens has served as Senior Vice President and General Counsel of the Company since May 1997. From 1992 to May 1997, Ms. Owens served as Vice President and General Counsel of The Timberland Company.

     Susan J. Riley. Ms. Riley has served as Senior Vice President and Chief Financial Officer of the Company since September 1997. From 1995 until July 1997, she was Senior Vice President, Chief Financial Officer and Chief Information Officer of Tambrands Inc. ("Tambrands"), a producer of feminine sanitary products. She joined Tambrands in 1987 as Manager -- International Finance and held various positions in Tambrands' international and domestic operations until she was named was Senior Vice President, Chief Financial Officer and Chief Information Officer in 1995. Prior to 1987, Ms. Riley held positions at Bristol-Myers Squibb and Arthur Andersen & Company LLP.

     Lowell L. Robertson.  Mr. Robertson has served as Senior Vice
President -- Finance of the Company since June 1997 and was Senior Vice President and Controller of the Company from March 1997 to June 1997. From the Spin-off until March 1997, he was Vice President and Controller of the Company. Mr. Robertson served as Vice President and Controller of the Consumer Products Business of Former Parent from the time he joined the Company in July 1996 until the Spin-off. From February 1995 to October 1995, Mr. Robertson served as the Chief Financial Officer of Megafoods Stores, Inc. From 1966 to May 1994, Mr. Robertson was an Audit Partner with Deloitte & Touche LLP, an international public accounting firm.

     Mark R. Shook.  Mr. Shook has served as Senior Vice
President -- International of the Company since September 1996. From the Spin-off until September 1996, he was an Executive Vice President and General Manager, Personal Care, of the Company. From September 1990 to the Spin-off, Mr. Shook was an Executive Vice President of the Consumer Products Business of Former Parent, serving as General Manager, Food from September 1990 to September 1993; General Manager, Food and International, from September 1993 to April 1994; General Manager, Laundry and International, from April to September 1994; General Manager, Soaps and Detergents, from September 1994 to July 1995; and General Manager, Personal Care from July 1995 to the Spin-off.

     Bernhard J. Welle. Mr. Welle has served as Senior Vice President -- Human Resources of the Company since August 1996. From 1987 to August 1996, Mr. Welle served as Vice President -- Human Resources of the Consumer Products Business of Former Parent.

     Joy A. Amundson. Ms. Amundson is Senior Vice President of Abbott Laboratories ("Abbott") and President of its Chemical & Agricultural Products Division. In addition to third-party sales, the Chemical & Agricultural Products Division has responsibility for bulk drug manufacturing for Abbott's global pharmaceutical business. Ms. Amundson has held a number of other management positions at Abbott since joining the company in 1982. Ms. Amundson serves on the board of the National Committee for Quality Healthcare and is Chairman of the Board of Lutheran General Hospital.

     Herbert M. Baum. Mr. Baum has been Chairman and Chief Executive Officer of Quaker State Corporation, a producer of motor oils and lubricants, since 1993. From 1978 to 1992, he was employed by The Campbell Soup Company ("Campbell"). In 1992, he was named President of Campbell -- North and South America. He is also a director of Meredith Corporation, Whitman Corporation, the American Petroleum Institute and the National Petroleum Refiners Association.

     Joe T. Ford. Mr. Ford is Chairman and Chief Executive Officer and a director of ALLTEL Corporation, a telecommunications and information services company ("ALLTEL"). Mr. Ford became Chief Executive Officer of ALLTEL in 1987 and Chairman of the Board in 1991.

     Thomas L. Gossage. Mr. Gossage is a director of Alliant Techsystems Inc. and Fluor Corp. Mr. Gossage retired as Chairman of Hercules Incorporated, a worldwide producer of chemicals and related products, in January 1997 and as Chief Executive Officer in August 1996.

     Donald E. Guinn. Mr. Guinn is Chairman Emeritus of Pacific Telesis Group, a telecommunications holding company ("PacTel"). Mr. Guinn served as Chairman and Chief Executive Officer of PacTel from 1984 through his retirement in 1988. He is also a director of Pacific Mutual Life Insurance Company and BankAmerica Corporation and its subsidiary, Bank of America, NT&SA.

     Michael T. Riordan. Mr. Riordan is President and Chief Operating Officer of Fort James River Corporation, a paper products manufacturer. Prior to the recent merger of Fort Howard Corporation ("Fort Howard") with James River Corporation, he was Chairman, President and Chief Executive Officer of Fort Howard, a paper products manufacturer. Mr. Riordan joined Fort Howard in 1979 and was named President and Chief Operating Officer in 1992. In 1996, he was promoted to President and Chief Executive Officer and in 1997 was appointed Chairman of the Board. He serves on the board of the Wisconsin Paper Council and participates in numerous local civic activities. Mr. Riordan is also a director of American Security Medical, Inc.

     Dennis C. Stanfill. Mr. Stanfill has been President of the Dennis Stanfill Company, a private investment and venture capital firm since 1993. Prior thereto, he was Senior Advisor at Credit Lyonnais, a global bank, Co-Chairman and Co-Chief Executive Officer of Metro-Goldwyn-Mayer Inc., Chairman and President of AME, Inc., a video post-production company, and President and a principal stockholder of Stanfill Bowen & Co., Inc., a private investment and venture capital firm.

     Barbara S. Thomas. Ms. Thomas is President of Pillsbury Canada Limited, a food products company. Ms. Thomas has 20 years of experience as a consumer goods marketer and general manager. She joined The Pillsbury Company ("Pillsbury") in 1993 as Vice President and Division Manager. Ms. Thomas was named President of Pillsbury Canada Limited in 1995. Prior to joining Pillsbury, she was Senior Vice President of marketing for Nabisco Brands Inc. from 1991 to 1993. Ms. Thomas is a director of the Food and Consumer Products Manufacturers of Canada.

     A. Thomas Young. Mr. Young served as Executive Vice President of Lockheed Martin Corporation from March 1995 to July 1995. From 1990 to March 1995, he was President and Chief Operating Officer of Martin Marietta Corporation. He is also a director of Potomac Electric Power Co., B.F. Goodrich, Science Applications International Corp., Memotec Communications Inc. and Salomon, Inc.

     The Certificate of Incorporation and Bylaws of the Company provide that the Company's Board of Directors be divided into three classes of directors, with the classes to be as nearly equal in number as possible. Starting with the Company's 1997 Annual Meeting of Stockholders, one class of directors will be elected each year for a three-year term. Of the current directors, Joe T. Ford, Dennis C. Stanfill, Barbara S. Thomas and A. Thomas Young will serve until the 1998 Annual Meeting of Stockholders; Herbert M. Baum, Donald E. Guinn and Malcolm Jozoff will serve until the 1999 Annual Meeting of Stockholders; and Joy
A. Amundson, Thomas L. Gossage and Michael T. Riordan will serve until the 2000 Annual Meeting of Stockholders. Officers are elected annually and serve at the discretion of the Board of Directors. See "Description of Capital
Stock -- Certain Anti-Takeover Effects of Certain Provisions of Certificate of Incorporation, Bylaws, Rights and Delaware Law" and " -- Classified Board of Directors" in the accompanying Prospectus.

                                  UNDERWRITING

     Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), J.P. Morgan Securities Inc., NationsBanc Montgomery Securities, Inc., PaineWebber Incorporated, Prudential Securities Incorporated and Smith Barney Inc. are acting as representatives (the "U.S. Representatives") of each of the Underwriters named below (the "U.S. Underwriters"). Subject to the terms and conditions set forth in a U.S. purchase agreement (the "U.S. Purchase Agreement") among the Company and the U.S. Underwriters, and concurrently with the sale of 791,519 shares of Common Stock to the International Managers (as defined below) the Company has agreed to sell to the U.S. Underwriters, and each of the U.S. Underwriters severally has agreed to purchase from the Company, the number of shares of Common Stock set forth opposite its name below.

                                      U.S. UNDERWRITERS                         NUMBER OF
                                       ---------------                           SHARES
                                                                               -----------
    Merrill Lynch, Pierce, Fenner & Smith
                 Incorporated................................................
    J.P. Morgan Securities Inc. .............................................
    NationsBanc Montgomery Securities, Inc. .................................
    PaineWebber Incorporated.................................................
    Prudential Securities Incorporated.......................................
    Smith Barney Inc. .......................................................

                                                                                ----------
                 Total.......................................................    4,862,192
                                                                                ==========

     The Company has also entered into an international purchase agreement (the "International Purchase Agreement" and, together with the U.S. Purchase Agreement, the "Purchase Agreements") with Merrill Lynch International, J.P. Morgan Securities Ltd., NationsBanc Montgomery Securities, Inc., PaineWebber International (U.K.) Ltd., Prudential-Bache Securities (U.K.) Inc. and Smith Barney Inc. (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"). Subject to the terms and conditions set forth in the International Purchase Agreement, and concurrently with the sale of 4,862,192 shares of Common Stock to the U.S. Underwriters pursuant to the U.S. Purchase Agreement, the Company has agreed to sell to the International Managers, and each of the International Managers severally have agreed to purchase from the Company, an aggregate of 791,519 shares of Common Stock. The initial public offering price per share and the total underwriting discount per share of Common Stock are identical under the Purchase Agreements.

     In the respective Purchase Agreements, the several U.S. Underwriters and the several International Managers have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock being sold pursuant to each such agreement if any of the shares of Common Stock being sold pursuant to such agreement are purchased. The respective Purchase Agreements provide that in the event of a default by a U.S. Underwriter or International Manager, as the case may be, the commitments of non-defaulting U.S. Underwriters or International Managers, as the case may be, may in certain circumstances be increased. The closings with respect to the sale of shares of Common Stock to be purchased by the U.S. Underwriters and the International Managers are conditioned upon one another.

     The U.S. Representatives have advised the Company that the U.S. Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess
of $          per share of Common Stock. The U.S. Underwriters may allow, and
such dealers may reallow, a discount not in excess of $          per share of
Common Stock on sales to certain other dealers. After the Offerings, the public offering price, concession and discount may be changed.

     The Company has granted an option to the U.S. Underwriters, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 729,329 additional shares of Common Stock at the initial public offering price set forth on the cover page of this Prospectus Supplement, less the underwriting discount. The U.S. Underwriters may exercise this option solely to cover over-allotments, if any, made on the sale of the Common Stock offered hereby. To the extent that the U.S. Underwriters exercise this option, each U.S. Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of Common Stock proportionate to such U.S. Underwriter's initial amount reflected in the foregoing table. The Company also has granted an option to the International Managers, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to an aggregate of 118,728 additional shares of Common Stock to cover over-allotments, if any, on terms similar to those granted to the U.S. Underwriters.

     The Company and certain executive officers and directors of the Company have agreed, subject to certain exceptions, not to sell, offer to sell, grant any option for the sale of, or otherwise dispose of, or register for resale by others, any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock without the prior written consent of Merrill Lynch on behalf of the Underwriters for a period of 90 days after the date of this Prospectus Supplement.

     The U.S. Underwriters and the International Managers have entered into an intersyndicate agreement (the "Intersyndicate Agreement") that provides for the coordination of their activities. Pursuant to the Intersyndicate Agreement, the U.S. Underwriters and the International Managers are permitted to sell shares of Common Stock to each other for purposes of resale at the initial public offering price set forth on the cover page of this Prospectus Supplement, less an amount not greater than the selling concession. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to persons who are non-U.S. or non-Canadian persons or to persons they believe intend to resell to persons who are non-U.S. or non-Canadian persons, and the International Managers and any dealer to whom they sell shares of Common Stock will not offer to sell or sell shares of Common Stock to U.S. persons or to Canadian persons or to persons they believe intend to resell to U.S. or Canadian persons, except in the case of transactions pursuant to the Intersyndicate Agreement which among other things permits the Underwriters to purchase from each other and to offer for resale such number of shares as the selling Underwriter or Underwriters and the purchasing Underwriter may agree.

     The Company has agreed to indemnify the U.S. Underwriters and the International Managers against certain liabilities, including liabilities under the Securities Act.

     Until the distribution of the Common Stock is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the U.S. Representatives are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offerings, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the U.S. Representatives may reduce that short position by purchasing Common Stock in the open market. The U.S. Representatives may also elect to reduce any short position by exercising all or part of the over-allotment options described below. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the U.S. Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offerings will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, San Francisco, California.

                                    EXPERTS

     The financial statements as of December 30, 1995 and December 28, 1996 and for each of the three years in the period ended December 28, 1996, included and incorporated by reference in this Prospectus Supplement and in the accompanying Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are included and incorporated by reference, and have been so included and incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report.......................................................      F-2
Consolidated Balance Sheet at December 30, 1995 and December 28, 1996..............      F-3
Statement of Consolidated Operations for each of the years ended December 31, 1994,
  December 30, 1995 and December 28, 1996..........................................      F-4
Statement of Consolidated Cash Flows for each of the years ended December 31, 1994,
  December 30, 1995 and December 28, 1996..........................................      F-5
Statement of Consolidated Shareholders' Equity for each of the years ended December
  31, 1994, December 30, 1995 and December 28, 1996................................      F-6
Notes to Consolidated Financial Statements.........................................      F-7
Consolidated Balance Sheet at December 28, 1996 and June 28, 1997..................     F-20
Statement of Consolidated Operations for each of the six months and quarters ended
  June 29, 1996 and June 28, 1997..................................................     F-21
Statement of Consolidated Cash Flows for each of the six months ended June 29, 1996
  and June 28, 1997................................................................     F-23
Notes to Consolidated Financial Statements.........................................     F-24

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors of The Dial Corporation:

     We have audited the accompanying consolidated balance sheets of The Dial Corporation as of December 30, 1995 and December 28, 1996, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three fiscal years in the period ended December 28, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Dial Corporation as of December 30, 1995 and December 28, 1996, and the results of its operations and its cash flows for each of the three fiscal years in the period ended December 28, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 14, 1997

                              THE DIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                     DECEMBER 30,     DECEMBER 28,
                                                                         1995             1996
                                                                     ------------     ------------
                                              ASSETS
Current Assets:
  Cash and cash equivalents......................................      $  5,884         $ 14,102
  Receivables, less allowance of $3,826 and $3,170...............        39,647           28,689
  Inventories....................................................       153,813          139,492
  Deferred income taxes..........................................        32,301           61,379
  Other current assets...........................................         3,418            4,119
                                                                       --------         --------
     Total current assets........................................       235,063          247,781
Property and equipment...........................................       201,076          226,551
Deferred income taxes............................................        26,881           63,918
Intangibles......................................................       334,708          325,739
Other assets.....................................................           677            2,137
                                                                       --------         --------
                                                                       $798,405         $866,126
                                                                       ========         ========
                               LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable.........................................      $ 79,502         $ 91,341
  Income taxes payable...........................................         2,765            7,188
  Other current liabilities......................................       107,133          108,145
                                                                       --------         --------
     Total current liabilities...................................       189,400          206,674
Long-term debt...................................................         2,453          269,515
Pension and other benefits.......................................       103,137          233,306
Other liabilities................................................         7,185           15,974
                                                                       --------         --------
     Total liabilities...........................................       302,175          725,469
                                                                       --------         --------
Commitments and contingencies (Notes L and O)
Shareholders' Equity:
  Common stock, $.01 par value, 300,000,000 shares authorized,
     95,638,532 shares issued....................................                            956
  Additional capital.............................................                        247,209
  Retained earnings (deficit)....................................                        (20,308)
  Unearned employee benefits.....................................                        (87,129)
  Cumulative translation adjustment..............................                            575
  Treasury stock, 49,399 shares held.............................                           (646)
  Former Parent investment and advances..........................       496,230               --
                                                                       --------         --------
          Total shareholders' equity.............................       496,230          140,657
                                                                       --------         --------
                                                                       $798,405         $866,126
                                                                       ========         ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                            1994             1995             1996
                                                        ------------     ------------     ------------
Net sales.............................................   $1,511,362       $1,365,290       $1,406,400
                                                         ----------       ----------       ----------
Costs and expenses:
  Cost of products sold...............................      745,963          688,776          724,683
  Write down of discontinued product inventories......           --           20,400           27,924
                                                         ----------       ----------       ----------
                                                            745,963          709,176          752,607
Selling, general and administrative expenses..........      605,391          544,170          556,320
Restructuring charges and other asset write-downs.....           --          135,600           27,076
                                                         ----------       ----------       ----------
                                                          1,351,354        1,388,946        1,336,003
                                                         ----------       ----------       ----------
Operating income (loss)...............................      160,008          (23,656)          70,397
                                                         ----------       ----------       ----------
Spin-off transaction costs............................           --               --            5,000
Interest and other expenses...........................       12,468           23,360           22,974
                                                         ----------       ----------       ----------
                                                             12,468           23,360           27,974
                                                         ----------       ----------       ----------
Income (loss) before income taxes.....................      147,540          (47,016)          42,423
Income taxes (benefit)................................       56,468          (19,527)          12,511
                                                         ----------       ----------       ----------
NET INCOME (LOSS).....................................   $   91,072       $  (27,489)      $   29,912
                                                         ==========       ==========       ==========
NET INCOME (LOSS) PER SHARE...........................                                     $     0.33
                                                                                           ==========
Average outstanding common and equivalent shares......                                         90,974
                                                                                           ==========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                        YEAR ENDED
                                                    --------------------------------------------------
                                                    DECEMBER 31,       DECEMBER 30,       DECEMBER 28,
                                                        1994               1995               1996
                                                    ------------       ------------       ------------
CASH FLOWS PROVIDED (USED) BY OPERATING
  ACTIVITIES:
Net income (loss).................................    $ 91,072           $(27,489)          $ 29,912
Adjustments to reconcile net income (loss) to net
  cash provided by operating activities:
  Depreciation and amortization...................      34,910             29,118             30,533
  Deferred income taxes...........................         875            (34,733)              (965)
  Restructuring charges and asset write-downs.....          --            156,000             55,000
  Change in operating assets and liabilities:
     Receivables..................................     (23,453)            69,202             12,766
     Inventories..................................        (542)           (10,005)            (7,763)
     Trade accounts payable.......................       3,182            (22,356)            11,839
     Other assets and liabilities, net............     (20,801)           (69,429)           (31,870)
                                                      --------           --------           --------
Net cash provided by operating activities.........      85,243             90,308             99,452
                                                      --------           --------           --------

CASH FLOWS PROVIDED (USED) BY INVESTING
  ACTIVITIES:
Capital expenditures..............................     (37,471)           (27,214)           (49,468)
Acquisition of business, net of cash acquired.....          --            (23,558)                --
Proceeds from sales of property and equipment.....       1,313              7,099                128
                                                      --------           --------           --------
Net cash used by investing activities.............     (36,158)           (43,673)           (49,340)
                                                      --------           --------           --------

CASH FLOWS PROVIDED (USED) BY FINANCING
  ACTIVITIES:
Net payments on long-term borrowings..............        (495)              (491)           (13,488)
Net change in short-term bank loans...............      (2,058)               301               (317)
Net change in receivables sold....................      (6,000)           (14,290)            (1,808)
Dividends paid on common stock....................          --                 --            (14,365)
Cash proceeds from stock options..................          --                 --              2,779
Cash transfers to parent, net.....................     (35,829)           (32,168)           (14,695)
                                                      --------           --------           --------
Net cash used by financing activities.............     (44,382)           (46,648)           (41,894)
                                                      --------           --------           --------
Net increase (decrease) in cash and cash
  equivalents.....................................       4,703                (13)             8,218
Cash and cash equivalents, beginning of year......       1,194              5,897              5,884
                                                      --------           --------           --------

CASH AND CASH EQUIVALENTS, END OF YEAR............    $  5,897           $  5,884           $ 14,102
                                                      ========           ========           ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                 STATEMENT OF CONSOLIDATED SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                                                  FORMER
                                                                                                  PARENT
                              COMMON STOCK                             UNEARNED   CUMULATIVE    INVESTMENT    COMMON
                             ---------------   ADDITIONAL   RETAINED   EMPLOYEE   TRANSLATION      AND       STOCK IN
                             SHARES   AMOUNT    CAPITAL     DEFICIT    BENEFITS   ADJUSTMENT     ADVANCES    TREASURY     TOTAL
                             ------   ------   ----------   --------   --------   -----------   ----------   --------   ---------
Balance, January 1, 1994....                                                                    $ 502,199               $ 502,199
  Net income................                                                                       91,072                  91,072
  Payments to Former
    Parent..................                                                                      (37,568)                (37,568)
                                                                                                ---------               ---------
Balance, December 31,
  1994......................                                                                      555,703                 555,703
  Net income................                                                                      (27,489)                (27,489)
  Payments to Former
    Parent..................                                                                      (31,984)                (31,984)
                                                                                                ---------               ---------
Balance, December 30,
  1995......................                                                                      496,230                 496,230
  Net income................                                                                       35,855                  35,855
  Payments to Former
    Parent..................                                                                      (14,695)                (14,695)
                                                                                                ---------               ---------
Balance Prior to Spin-off,
  August 15, 1996...........                                                                      517,390                 517,390
  Spin-off capitalization... 95,346    $953     $237,664               $(81,379)                 (517,390)               (360,152)
                             ------    ----     --------               --------                 ---------               ---------
Balance After Spin-off,
  August 15, 1996........... 95,346     953      237,664         --     (81,379)        --                        --      157,238
  Exercise of stock
    options.................    293       3        3,165                                                      $ (389)       2,779
  Translation adjustment....                                                         $ 575                                    575
  Dividends on common
    stock...................                                $(14,365)                                                     (14,365)
  Change in unearned
    employee benefits.......                       6,380                 (5,750)                                (257)         373
  Net loss..................                                 (5,943)                                                       (5,943)
                             ------    ----     --------    --------   --------       ----      ---------      -----    ---------
Balance, December 28,
  1996...................... 95,639    $956     $247,209    $(20,308)  $(87,129)     $ 575      $      --     $ (646)   $ 140,657
                             ======    ====     ========    ========   ========       ====      =========      =====    =========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            FISCAL YEARS ENDED DECEMBER 31, 1994; DECEMBER 30, 1995;
                             AND DECEMBER 28, 1996

NOTE A.  BASIS OF PREPARATION

On July 25, 1996, the Board of Directors of The Dial Corp ("Former Parent") declared a dividend (the "Spin-off") to effect the spin-off of its consumer products business. The dividend was paid on August 15, 1996, to shareholders of record as of August 5, 1996. Each shareholder of Former Parent received a dividend of one share of common stock of The Dial Corporation (the "Company"), which, after the Spin-off, owns and operates the consumer products business previously conducted by Former Parent. Concurrently with the Spin-off, the name of Former Parent was changed to Viad Corp.

The Consolidated Financial Statements present the financial position, results of operations and cash flows of the divisions and subsidiaries comprising The Dial Corporation, as if it had been formed as a separate entity for all periods presented. The Company's historical cost basis of the assets and liabilities have been carried over to the new company. Concurrent with the Spin-off, the Company was capitalized through settlement of Former Parent's investment and advances account of $517.4 million by the assumption of $280 million of long-term debt and $80.2 million (net of income taxes) in Armour employee benefit liabilities, with the net amount remaining of $157.2 million comprising the Company's shareholders' equity as of the date of the Spin-off. All material intercompany balances and transactions among the entities comprising the Company have been eliminated.

NOTE B.  SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's fiscal year ends on the last Saturday closest to the end of December. Fiscal year 1994 consisted of 53 weeks; fiscal years 1995 and 1996 consisted of 52 weeks.

     REVENUE RECOGNITION. Sales are recorded at the time products are shipped to trade customers.

     MAJOR CUSTOMERS. Major customers are defined as those that individually accounted for more than 10% of the Company's sales. Sales to a major customer accounted for 12%, 13% and 16% of the Company's net sales in 1994, 1995 and 1996, respectively.

     MARKETING AND RESEARCH AND DEVELOPMENT COSTS. All expenditures for marketing and research and development are charged against earnings in the year incurred and are reported in the Statement of Consolidated Operations under the caption "Selling, general and administrative expenses." Marketing costs include the costs of advertising and various sales promotional programs.

     CASH EQUIVALENTS. The Company considers all highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

     INVENTORIES. Generally, inventories are stated at the lower of cost (first in, first out and average cost methods) or market.

     IMPAIRMENT OF LONG-LIVED ASSETS. In the fourth quarter of 1995, the Company elected the early adoption of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The adoption of SFAS No. 121 had no material effect on the Consolidated Financial Statements. SFAS No. 121 establishes the accounting standards for the impairment of longlived assets that are to be held and used and for long-lived assets and certain identifiable intangibles that are to be disposed of.

                              THE DIAL CORPORATION

In accordance with the provisions of SFAS No. 121, the Company reviews the carrying values of its long-lived assets and identifiable intangibles for possible impairment whenever events or changes in circumstances indicate that the carrying amount of assets to be held and used may not be recoverable. SFAS No. 121 requires that for assets to be held and used, if the sum of the expected future undiscounted cash flow is less than the carrying amount of the asset, an impairment loss should be recognized, measured as the amount by which the carrying amount exceeds the fair value of the asset. For assets to be disposed of, the Company reports long-lived assets and certain identifiable intangibles at the lower of carrying amount or fair value less cost to sell.

     PROPERTY AND EQUIPMENT. Property and equipment are stated at cost, net of impairment write-downs.

     Depreciation is provided principally by use of the straight-line method at annual rates as follows:

    Buildings...........................................  2% to 5%
    Machinery and other equipment.......................  5% to 33%
    Software............................................  33%
    Leasehold improvements..............................  Lesser of lease term or useful life

     INTANGIBLES. Intangibles are carried at cost less accumulated amortization. Intangibles that arose prior to November 1, 1970, as a result of the Former Parent's initial investment in the Company are not being amortized. Goodwill arising on or after November 1, 1970, is amortized on the straight-line method over the periods of expected benefit but not in excess of 40 years. Trademarks are amortized on the straight-line method over 40 years. The customer list that arose from the acquisition of Purex is being amortized over 30 years. The Company evaluates the carrying value of goodwill and other intangible assets at each reporting period for possible impairment in accordance with the provisions of SFAS No. 121 described above. Prior to the adoption of SFAS No. 121, the Company evaluated the possible impairment of goodwill and other intangible assets based on the undiscounted projected operating income of the related business unit.

     PENSION AND OTHER BENEFITS. Trustee Trusteed noncontributory pension plans cover substantially all employees, with benefit levels supplemented in most cases by defined matching common stock contributions to employees' 401(k) plans. Defined benefits are based primarily on final average salary and years of service. Funding policies provide that payments to defined benefit pension trusts shall be at least equal to the minimum funding required by applicable regulations.

     The Company has defined benefit postretirement plans that provide medical and life insurance for eligible retirees and dependents. The related postretirement benefit liabilities are recognized over the period that services are provided by employees.

     FOREIGN CURRENCY TRANSLATION. In accordance with SFAS No. 52, "Foreign Currency Translation," the assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars at exchange rates in effect at the balance sheet date. Resulting unrealized translation gains and losses are included in shareholders' equity. Income and expense items are converted into U.S. dollars at average rates of exchange prevailing during the year.

     STOCK-BASED COMPENSATION. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation." SFAS No. 123 defines a fair-value based method of accounting for an employee stock option or similar equity instrument. As permitted by SFAS No. 123, the Company has elected to continue to measure cost for its stock-based compensation plans using the intrinsic-value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." See Note N to the Consolidated Financial Statements for additional information concerning stock-based compensation.

                              THE DIAL CORPORATION

NET INCOME (LOSS) PER COMMON SHARE. Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income
(loss) per common share is not materially different from primary net income
(loss) per common share. The average outstanding and equivalent shares do not include shares held by the Employee Equity Trust (the "Trust"). Shares held by the Trust are not considered outstanding for net income (loss) per share calculations until the shares are released from the Trust.

At December 28, 1996, there were 95,638,532 shares of common stock issued and 89,918,315 shares outstanding. At December 28, 1996, a total of 5,670,818 of the outstanding shares were held by the Trust, and 49,399 shares were held in treasury by the Company.

In addition to common stock, the Company is authorized to issue 10,000,000 shares of preferred stock, par value of $.01 per share, none of which has been issued.

Per share information is not presented for 1994 and 1995 because the Company was not a publicly held company during such years. Income (loss) per share is presented for 1996, as the Company's common shares were issued on August 15, 1996. The calculation of income (loss) per share assumes that the common shares and common share equivalents were outstanding for the entire year.

NOTE C.  ACQUISITION OF BUSINESS

The Company acquired a small foreign soap manufacturer in 1995. The acquisition was accounted for as a purchase. The purchase price, including acquisition costs, was allocated to the net tangible and intangible assets acquired based on estimated fair values at the date of acquisition. The difference between the purchase price and the related fair value of net assets acquired represents goodwill, which is being amortized on a straight-line basis over 25 years. The fair value of patents and other intangible assets acquired is amortized over their estimated useful lives. The results of the acquired company have been included in the Statement of Consolidated Operations from the date of acquisition. The results of operations of the acquired company from the beginning of 1995 to the date of acquisition are not material.

Net cash paid, assets acquired and debt and other liabilities assumed are shown in the table below. There were no acquisitions of businesses in 1994 or 1996.

                                                                             DECEMBER 30,
                                                                                 1995
                                                                        ----------------------
                                                                        (DOLLARS IN THOUSANDS)
    Assets acquired:
      Property and equipment..........................................         $  4,766
      Intangibles.....................................................           10,515
      Other assets....................................................           10,361
    Debt and other liabilities assumed................................           (2,084)
                                                                                -------
         Net cash paid................................................         $ 23,558
                                                                                =======

NOTE D.  RESTRUCTURING CHARGES AND INVENTORY AND ASSET WRITE-DOWNS

In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing of six plants (Clearing, Illinois; Burlington, Iowa; Auburndale, Florida; Omaha, Nebraska; Memphis, Tennessee; and New Berlin, Wisconsin) and the reduction of the work force by approximately 700 people, substantially all of whom were based in the plants that were closed.

                              THE DIAL CORPORATION

All six plants were closed by September 28, 1996. Approximately $20.4 million of the charge related to inventories and was included in cost of products sold. Approximately $20 million in reserves for environmental costs and other plant post-closing expenses remained at December 28, 1996. Such reserves are believed to be adequate and are expected to be paid utilizing cash flow from operations. Severance pay and benefits and exit costs, primarily facility closure costs, were also recognized in accordance with EITF No. 94-3 and are included in the restructuring reserve described above. Severance and exit costs paid and charged against such reserves in 1996 amounted to $12.7 million.

In the third quarter of 1996, the Company announced an administrative and line of business reorganization to streamline its management and administrative organization, eliminate approximately 250 positions, sell or discontinue a number of underperforming brands and relocate the current corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance costs, discontinuance of product lines and building exit costs. Approximately $27.9 million of the charge related to inventories and was included in cost of products sold. Approximately $15 million in reserves for such costs remained at December 28, 1996. These reserves are believed to be adequate and such expenses will be paid utilizing cash flow from operations.

                                                                          (DOLLARS IN MILLIONS)
    Write-down of inventories...........................................         $  27.9
    Other asset write-downs.............................................            12.3
    Severance pay and benefits..........................................             6.2
    Building exit costs.................................................             8.6
                                                                                  ------
    Total restructuring charges and inventory and other asset
      write-downs.......................................................            55.0
    Tax benefit.........................................................           (21.4)
                                                                                  ------
    Net restructuring charges and inventory and other asset
      write-downs.......................................................         $  33.6
                                                                                  ======

Based upon the discontinuation and product rationalization analysis completed, the related assets and intangibles were determined to be impaired and were written down to their net realizable value. Severance pay and benefits and exit costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF No. 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." As of December 28, 1996, severance costs totaling $3.6 million had been paid and charged against these reserves.

NOTE E.  INVENTORIES

Inventories consisted of the following:

                                                           DECEMBER 30,          DECEMBER 28,
                                                               1995                  1996
                                                           ------------     ----------------------
                                                                   (DOLLARS IN THOUSANDS)
    Raw materials and supplies...........................    $ 42,659              $ 37,744
    Work in process......................................       8,495                10,939
    Finished goods.......................................     102,659                90,809
                                                             --------              --------
                                                             $153,813              $139,492
                                                             ========              ========

                              THE DIAL CORPORATION

NOTE F.  PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

                                                                 DECEMBER 30,     DECEMBER 28,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
    Land.......................................................   $    5,475       $    5,473
    Buildings and leasehold improvements.......................       79,845           81,874
    Machinery and other equipment..............................      301,763          328,014
    Construction in progress...................................       16,517           33,054
                                                                   ---------        ---------
                                                                     403,600          448,415
    Less accumulated depreciation..............................     (202,524)        (221,864)
                                                                   ---------        ---------
                                                                  $  201,076       $  226,551
                                                                   =========        =========

NOTE G.  INTANGIBLES

Intangibles consisted of the following:

                                                                 DECEMBER 30,     DECEMBER 28,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
    Goodwill(1)................................................    $233,854         $238,623
    Trademarks.................................................      73,967           69,675
    Customer list and other intangibles........................      99,939           98,689
                                                                   --------         --------
                                                                    407,760          406,987
    Less accumulated amortization..............................     (73,052)         (81,248)
                                                                   --------         --------
                                                                   $334,708         $325,739
                                                                   ========         ========

---------------
(1) Includes $155,259,000 of goodwill arising prior to November 1, 1970, that is not being amortized.

NOTE H.  OTHER CURRENT LIABILITIES

Other current liabilities consisted of the following:

                                                                 DECEMBER 30,     DECEMBER 28,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
    Accrued compensation.......................................    $ 14,046         $ 12,829
    Accrued trade promotions...................................      22,378           22,835
    Severance and exit cost reserves...........................      24,800           34,875
    Other......................................................      45,909           37,606
                                                                   --------         --------
                                                                   $107,133         $108,145
                                                                   ========         ========

NOTE I.  DEBT

Long-term debt at December 28, 1996, amounted to $269,515,250 in the form of bank borrowings supported by a $350,000,000 long-term, revolving credit agreement (the "Credit Agreement"). Borrowings under the Credit Agreement are on a revolving basis under commitments available until August 15, 2001.

                              THE DIAL CORPORATION

The interest rate applicable to borrowings under the Credit Agreement is, at the Company's option, indexed to the bank prime rate or the London Interbank Offering Rate ("LIBOR"), plus appropriate spreads over such indices during the period of the Credit Agreement. The Credit Agreement also provides for commitment fees. Such spreads and fees will change moderately should the Company's debt ratings change. Interest expense incurred on long-term debt in 1994, 1995 and 1996 was $467,000, $333,000 and $6,500,000, respectively.

The financial covenants of the Credit Agreement require the Company to maintain shareholders' equity equal to 80% of such equity as of the date of the Spin-off plus 25% of net income subsequent thereto plus certain other additions to shareholders' equity. The Company is also required to maintain a three-to-one ratio of long-term debt to income before interest, taxes, depreciation and amortization. Under the most restrictive of these covenants, approximately $27,000,000 of shareholders' equity was available for dividends as of December 28, 1996.

Long-term debt at December 30, 1995, consisted of $3,003,000 in Industrial Revenue Bonds at 6.75% interest, payable to 2003. Such long-term debt was prepaid in March 1996 to permit the sale of the related facility. In addition, the Company had certain foreign revolving credit loans from banks under agreements that provide for credit of $6,625,000 (stated in U.S. dollar equivalent), of which $317,000 was outstanding at December 30, 1995.

Interest paid to lenders other than Former Parent in 1994, 1995 and 1996 was approximately $285,200, $133,300 and $5,329,800, respectively.

NOTE J.  INCOME TAXES

The deferred income tax assets (liabilities) included in the Consolidated Balance Sheet at December 30, 1995, and December 28, 1996, are related to the following:

                                                                 DECEMBER 30,     DECEMBER 28,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
    Property, plant and equipment..............................    $(21,938)        $(42,159)
    Pension and other employee benefits........................      39,433           89,098
    1995 restructuring costs...................................      26,785           28,170
    1996 restructuring costs...................................                       12,299
    Other......................................................      11,163           16,949
    Deferred state income taxes................................       3,739           20,940
                                                                    -------         --------
                                                                   $ 59,182         $125,297
                                                                    =======         ========

                              THE DIAL CORPORATION

The combined provision (benefit) for income taxes consisted of the following:

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                            1994             1995             1996
                                                        ------------     ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
Current:
  United States:
     Federal..........................................    $ 48,019         $ 14,576         $ 10,262
     State............................................       7,367              549            3,081
  Foreign.............................................         207               81              133
                                                           -------         --------          -------
                                                            55,593           15,206           13,476
                                                           -------         --------          -------
Deferred:
  United States:
     Federal..........................................         683          (30,955)           5,977
     State............................................         192           (3,778)          (6,942)
                                                           -------         --------          -------
                                                               875          (34,733)            (965)
                                                           -------         --------          -------
Provision (benefit) for income taxes..................    $ 56,468         $(19,527)        $ 12,511
                                                           =======         ========          =======

Income taxes paid in 1994, 1995 and 1996 amounted to $67,550,000, $32,237,000 and $3,789,000, respectively.

Reconciliations between the statutory federal income tax rate and the Company's consolidated effective income tax rate for the years ended December 31, 1994; December 30, 1995; and December 28, 1996, are as follows:

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                            1994             1995             1996
                                                        ------------     ------------     ------------
Federal statutory rate................................      35.0%            35.0%            35.0%
Nondeductible goodwill amortization...................        .5             (2.1)             1.1
Nondeductible Spin-off transaction costs..............                                          .5
FSC exclusion (benefit)...............................       (.5)              .8             (1.0)
State income taxes....................................       3.3              2.9              3.6
State deferred tax asset adjustment...................                                        (9.5)
Impact of lower foreign tax rate (benefit)............                                        (1.4)
Other, net............................................                        4.9              1.2
                                                            ----             ----             ----
Effective income tax rate.............................      38.3%            41.5%            29.5%
                                                            ====             ====             ====

                              THE DIAL CORPORATION

NOTE K.  PENSION AND OTHER BENEFITS

Net periodic pension cost included the following components:

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                            1994             1995             1996
                                                        ------------     ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
Service cost benefits earned during the period........    $  5,225         $  4,483         $  4,516
Interest cost on projected benefit obligation.........       6,553            6,951           11,419
Actual return on plan assets (gain) loss..............         174          (14,841)         (13,767)
Net amortization and deferral.........................      (4,788)           8,973            3,573
Other items, primarily defined contribution and multi-
  employer plans......................................       2,605            3,154            3,360
                                                           -------         --------         --------
Net pension cost......................................    $  9,769         $  8,720         $  9,101
                                                           =======         ========         ========

Weighted average assumptions used were:

                                                                          YEAR ENDED
                                                        ----------------------------------------------
                                                        DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                            1994             1995             1996
                                                        ------------     ------------     ------------
Discount rate for obligation..........................       8.5%             8.0%             8.0%
Rate of increase in compensation levels...............       5.0              5.0              5.0
Long-term rate of return on assets....................       9.5              9.5              9.5

The following table indicates the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheet:

                                                  ASSETS EXCEED                 ACCUMULATED BENEFITS
                                              ACCUMULATED BENEFITS                  EXCEED ASSETS
                                          -----------------------------     -----------------------------
                                          DECEMBER 30,     DECEMBER 28,     DECEMBER 30,     DECEMBER 28,
                                              1995             1996             1995             1996
                                          ------------     ------------     ------------     ------------
                                                              (DOLLARS IN THOUSANDS)
Actuarial present value of benefit
  obligations:
Vested benefit obligation...............    $ 40,179         $ 47,300         $ 24,661         $ 77,506
                                             =======          =======         ========         ========
Accumulated benefit obligation..........    $ 45,550         $ 52,298         $ 28,585         $ 82,562
                                             =======          =======         ========         ========
Projected benefit obligation............    $ 65,392         $ 68,802         $ 35,663         $ 85,870
Market value of plan assets, primarily
  equity and fixed income
  securities(1).........................      58,546           64,496           24,515           72,829
                                             -------          -------         --------         --------
Plan assets under projected benefit
  obligation............................      (6,846)          (4,306)         (11,148)         (13,041)
Unrecognized transition (asset)
  obligation............................        (145)            (126)           1,727            1,381
Unrecognized prior service cost
  (reduction)...........................        (748)            (579)           6,665            6,168
Unrecognized net (gain) loss............       2,047             (829)          (4,286)            (195)
Additional minimum liability(2).........          --               --             (143)          (6,252)
                                             -------          -------         --------         --------
Accrued pension cost....................    $ (5,692)        $ (5,840)        $ (7,185)        $(11,939)
                                             =======          =======         ========         ========

---------------
(1) The assets reported represent primarily the portion of the trust assets funding the Former Parent's joint benefit plan allocated to the Company under separate SFAS No. 87 calculations. In conjunction with the Spin-off, assets are to be transferred from the trust funding the joint, defined benefit plan based upon actuarial determinations made in conformity with regulatory requirements. There is provision for

                              THE DIAL CORPORATION
    payment by the Former Parent (from a source other than the trust) to the Company of an amount in cash equal to the excess of the amount allocated to the Company under separate SFAS No. 87 calculations over the amount allocated from the trust in accordance with regulatory requirements. For all free-standing qualified plans attributable directly to the Company, the related trust assets were transferred based upon the amounts in the respective plans' trusts.

(2) The Company recorded an additional minimum liability for pensions of $143,000 and an intangible asset of $143,000 at December 30, 1995, and an additional minimum liability for pensions of $6,252,000, an intangible asset of $143,000, a deferred tax asset of $2,397,000 and a reduction of equity of $3,712,000 at December 28, 1996. There are restrictions on the use of certain excess pension plan assets in the event of a defined change in control of the Company.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. The Company and its subsidiaries have defined benefit postretirement plans that provide medical and life insurance for eligible employees, retirees and dependents. In addition, the Company retained the obligations for such benefits for eligible retirees of Armour and Company (sold in 1983).

Effective January 1, 1992, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("OPEB"), which requires that estimated OPEB benefits be accrued during the years the employees provide services.

The status of the plans was as follows:

                                                                 DECEMBER 30,     DECEMBER 28,
                                                                     1995             1996
                                                                 ------------     ------------
                                                                    (DOLLARS IN THOUSANDS)
    Accumulated postretirement benefit obligation:
      Retirees.................................................    $ 28,887         $157,224
      Fully eligible active plan participants..................      19,512           13,264
      Other active plan participants...........................      38,089           25,748
                                                                    -------         --------
    Accumulated postretirement benefit obligation..............      86,488          196,236
    Unrecognized prior service cost............................       2,410           14,045
    Unrecognized net gain......................................       7,272           21,080
                                                                    -------         --------
    Accrued postretirement benefit cost........................    $ 96,170         $231,361
                                                                    =======         ========
    Discount rate for obligation...............................         8.0%             8.0%

The assumed health-care rate cost trend used in measuring the 1996 accumulated postretirement benefit obligation was 11% for retirees below age 65, gradually declining to 5% by the year 2002 and remaining at that level thereafter, and 8.0% for retirees above age 65, gradually declining to 5.0% by the year 2002 and remaining at that level thereafter.

A 1.0% increase in the assumed health-care cost trend rate for each year would increase the accumulated postretirement benefit obligation as of December 28, 1996, by approximately 9% and the ongoing expense by approximately 12%.

                              THE DIAL CORPORATION

The net periodic postretirement benefit cost includes the following components:

                                                                      YEAR ENDED
                                                    ----------------------------------------------
                                                    DECEMBER 31,     DECEMBER 30,     DECEMBER 28,
                                                        1994             1995             1996
                                                    ------------     ------------     ------------
                                                                (DOLLARS IN THOUSANDS)
Service cost-benefits attributed to service
  during the period...............................    $  3,623          $2,979          $  2,589
Interest cost on the accumulated
  postretirement benefit obligation...............       6,572           6,695            15,641
Net amortization and deferral.....................                        (233)           (3,087)
                                                       -------          ------           -------
Net periodic postretirement benefit cost..........    $ 10,195          $9,441          $ 15,143
                                                       =======          ======           =======
Curtailment gains due to termination of
  certain benefits................................                                      $  4,611
                                                                                         =======

The 1996 components of net periodic postretirement benefit cost reflect a full year's expense of $6.9 million incurred on the Armour employee benefit liabilities assumed in the Spin-off. Expenses of $4.7 million incurred prior to the Spin-off were recorded in the financial statements of Former Parent. Expenses of approximately $2.2 million incurred after the Spin-off are included in "Interest and other expenses" in the Statement of Consolidated Operations for the year ended December 28, 1996.

NOTE L.  LEASES

Certain sales and administration offices and equipment are leased. The leases expire in periods ranging generally from one to five years, and some provide for renewal options ranging from one to eight years. Leases that expire are generally renewed or replaced by similar leases depending on business needs at that time. Net rent expense paid in 1994, 1995 and 1996 totaled $3,319,000, $3,234,000 and $3,797,000, respectively.

At December 28, 1996, the Company's future minimum rental payments with respect to noncancelable operating leases with terms in excess of one year were as follows: $5,597,000 (1997), $5,226,000 (1998), $4,639,000 (1999), $4,427,000
(2000) and $4,267,000 (2001).

Included in the above future minimum rental payments are payments of $2,676,000 per year through 2006 for office space in the Viad Tower, which the Company intends to vacate in the third quarter of 1997. The Company intends to sublease this office space.

NOTE M. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments With Off-Balance-Sheet Risk.

At December 28, 1996, the Company had an agreement to sell undivided participating interests in a defined pool of trade accounts receivable in an amount not to exceed $90,000,000 as a means of accelerating cash flow. From time to time, as collections reduce accounts receivable in the pool, the Company sells participating interests in new receivables. The Company's expenses of selling receivables amounted to approximately $3,941,000, $2,323,000 and $2,059,000 in 1994, 1995 and 1996, respectively, and are included in the Statement of Consolidated Operations under the caption "Interest and other expenses." Under the terms of the plan, the Company has retained substantially the same risk of credit loss as if the receivables had not been sold, as the Company is obligated to replace uncollectible receivables with new accounts receivable. The Company's accounts receivable sold totaled $76,710,000 and $74,900,000 at December 30, 1995, and December 28, 1996, respectively. The Company's average accounts receivable sold approximated $79,700,000, $33,500,000 and $42,637,000 during 1994, 1995 and 1996, respectively.

                              THE DIAL CORPORATION

In connection with the Spin-off, the Company assumed an interest rate swap agreement in the notional amount of $65,000,000. The agreement, which matures in December 1997, requires the Company to pay a fixed rate of 8.87% and receive a six-month LIBOR rate (currently 5.63%).

Fair Value of Financial Instruments.

The carrying values of cash and cash equivalents, receivables, accounts payable and bank borrowings approximate fair values due to the short-term maturities of these instruments. The fair value of the above-described interest rate swap agreement was $1,900,070 at December 28, 1996, representing the estimated amount the Company would pay to the swap counter-party to terminate the agreement.

NOTE N.  STOCK OPTIONS

Certain officers and employees hold options to acquire the Company's common stock, which were granted under the Former Parent's stock option plans. These options were granted over a period of nine years and have been adjusted for stock splits and the Spin-off. Such options were transferred to the Company as part of the Spin-off, with the number of shares and option prices adjusted so as to preserve the economic value of the options to the optionees. Such options were granted at the market prices on the dates of grant, become exercisable 50% after one year and 100% after two years and expire after 10 years. No additional options are to be granted under these plans.

In connection with the Spin-off, the Company adopted The Dial Corporation Stock Incentive Plan ("1996 Plan") which is administered by the Executive Compensation Committee of the Board of Directors. Under the 1996 Plan, the aggregate number of shares of common and preferred stock covered by awards to any one individual cannot exceed 1,000,000 shares for any three-year period (plus shares necessary to replace options granted by Former Parent and transferred to the Company in connection with the Spin-off), and no more than 9,600,000 shares are cumulatively available for options intended to qualify as "incentive stock options" under the Internal Revenue Code. The term of the options is 10 years. The 1996 Plan provides that options are generally to be granted at the market price on the date of grant; however, the Executive Compensation Committee may grant options at less than such market price. The 1996 Plan also authorizes the issuance of stock appreciation rights and restricted stock.

Under the 1996 Plan, incentive stock options for 5,104,264 shares and nonqualified options to 792,410 shares were granted at the market price on the dates of grant. After one year, one-third of the options become exercisable when the average closing market price over 20 consecutive days averages 133% of the option price, two-thirds when such price averages 167% of the option price and 100% when such price averages 200% of the option price. All such options become exercisable, in any event, after five years from the date of grant. The options granted in 1996 were intended to aggregate the grants that otherwise would have been made over a period of three years. Accordingly, in the next two years, it is expected that additional options granted will generally be limited to new employees.

Options for 67,000 shares were also granted to nonemployee members of the Board of Directors and options for 262,650 shares were granted to certain non-union employees at the market prices on the dates of grant. Such options are exercisable 50% after one year and 100% after two years. The options expire after 10 years.

                              THE DIAL CORPORATION

A summary of the status of the Company's stock option plans as of December 28, 1996, and changes during the year is presented below:

                                                                                 WEIGHTED AVERAGE
                                                                    SHARES        EXERCISE PRICE
                                                                  ----------     ----------------
Outstanding at Spin-off.........................................   4,298,041          $ 9.63
Granted.........................................................   6,226,324           13.11
Exercised.......................................................    (293,015)           9.25
Canceled........................................................     (61,776)          11.84
                                                                  ----------
Outstanding at end of year......................................  10,169,574           11.76
                                                                  ==========
Options exercisable at end of year..............................   3,497,707            9.34
                                                                  ==========

The following table summarizes information about stock options outstanding and exercisable at December 28, 1996:

                                     OPTIONS OUTSTANDING
                    -----------------------------------------------------
                                    WEIGHTED AVERAGE                                OPTIONS EXERCISABLE
                                       REMAINING                              --------------------------------
   RANGE OF           OPTIONS         CONTRACTUAL        WEIGHTED AVERAGE       OPTIONS       WEIGHTED AVERAGE
EXERCISE PRICES     OUTSTANDING     LIFE (IN YEARS)       EXERCISE PRICE      EXERCISABLE      EXERCISE PRICE
---------------     -----------     ----------------     ----------------     -----------     ----------------
$ 5.62 - $ 6.88         909,116            3.2                $ 6.48              909,116          $ 6.48
  7.89 -   9.23         780,164            4.2                  8.78              780,164            8.78
  9.64 -  11.15       1,259,775            6.8                 10.45            1,259,775           10.45
 11.91 -  12.88       6,127,359            9.3                 12.74              445,542           11.92
 13.38 -  14.50       1,093,160            9.7                 14.30              103,110           13.94
                     ----------            ---                ------            ---------          ------
                     10,169,574            7.0                $11.76            3,497,707          $ 9.34
                     ==========            ===                ======            =========          ======

The estimated fair value of options granted during 1996 was $2.27 per share, as determined using the Black-Scholes valuation model assuming an expected average risk-free interest rate of 6.32%, an expected life of 4.2 years, an expected volatility of 20.4% and expected dividend rate of 2.4%. The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plans. The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below. Compensation cost computed under SFAS No. 123 for 1995 is immaterial.

                                                                              YEAR ENDED
                                                                          DECEMBER 28, 1996
                                                                        ----------------------
                                                                        (DOLLARS IN THOUSANDS,
                                                                        EXCEPT PER SHARE DATA)
    Net income as reported............................................         $ 29,912
    Pro forma net income..............................................           27,298
    Net income per share as reported..................................             0.33
    Pro forma net income per share....................................             0.30

NOTE O.  LITIGATION AND CLAIMS

The Company is party to various legal actions, proceedings and pending claims. Some of the foregoing involve, or may involve, compensatory, punitive or other damages in material amounts. Litigation is subject to many uncertainties, and it is possible that some of the legal actions, proceedings and claims referred to above

                              THE DIAL CORPORATION
could be decided against the Company. Although the amount of liability at December 28, 1996, with respect to these matters is not ascertainable, the Company believes that any resulting liability will not materially affect the Company's financial position or results of operations.

The Company is subject to various environmental laws and regulations of the United States, as well as of the states and other countries in whose jurisdictions the Company has or had operations and is subject to certain international agreements. As is the case with many companies, the Company faces exposure to actual or potential claims and lawsuits involving environmental matters. Although the Company is a party to certain environmental disputes, the Company believes that any liabilities resulting therefrom, after taking into consideration amounts already provided for, but exclusive of any potential insurance recoveries, will not have a material adverse effect on the Company's financial position or results of operations.

NOTE P.  CONDENSED CONSOLIDATED QUARTERLY RESULTS (UNAUDITED)

                    FIRST QUARTER        SECOND QUARTER         THIRD QUARTER         FOURTH QUARTER
                 -------------------   -------------------   --------------------   -------------------
                   1995       1996       1995       1996       1995        1996       1995       1996
                 --------   --------   --------   --------   ---------   --------   --------   --------
                                                 (DOLLARS IN THOUSANDS)
Net sales......  $337,862   $352,392   $363,893   $353,758   $ 308,110   $350,508   $355,425   $349,742
Gross profit...   164,979    179,041    178,221    168,286     139,671    138,391    173,243    168,075
Operating
  income
(loss)(1)(2)...    33,802     36,342     51,134     42,997    (124,444)   (31,393)    15,852     22,451
Net income
(loss)(1)(2)...    18,247     19,608     27,868     19,289     (78,109)   (25,486)     4,505     16,501

---------------
(1) After deducting restructuring charges and asset writedowns of $156,000,000 ($94,900,000 after taxes) in the third quarter of 1995, Spin-off transaction costs of $4,000,000 ($2,400,000 after taxes or $0.03 per share) in the second quarter of 1996 and restructuring charges and asset writedowns and Spin-off transaction costs of $56,000,000 ($34,000,000 after taxes or $0.38 per share) in the third quarter of 1996.

(2) Included in the fourth quarter of 1996 were credits of approximately $4.6 million ($2.8 million after tax or $0.03 per share) for pension expense and other postretirement benefits resulting from favorable variances between budgeted and actual expense.

In addition, the Company recorded a $4 million increase in deferred state income tax assets in the fourth quarter of 1996. The Company's future state income tax rate is approximately 1% higher than that which the Company was subject to as a subsidiary of Former Parent.

                              THE DIAL CORPORATION

                           CONSOLIDATED BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

                                                                                        JUNE 28,
                                                                                          1997
                                                                      DECEMBER 28,     -----------
                                                                          1996
                                                                      ------------     (UNAUDITED)
ASSETS
Current Assets:
  Cash and cash equivalents.........................................    $ 14,102        $  12,180
  Receivables, less allowance of $3,170 and $4,732..................      28,689           37,407
  Inventories.......................................................     139,492          112,950
  Deferred income taxes.............................................      61,379           56,152
  Other current assets..............................................       4,119              724
                                                                        --------         --------
          Total current assets......................................     247,781          219,413

Property and equipment, net.........................................     226,551          231,645
Deferred income taxes...............................................      63,918           60,142
Intangibles.........................................................     325,739          321,962
Other assets........................................................       2,137              775
                                                                        --------         --------
                                                                        $866,126        $ 833,937
                                                                        ========         ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Trade accounts payable............................................    $ 91,341        $  69,516
  Income taxes payable..............................................       7,188           21,619
  Other current liabilities.........................................     108,145          104,360
                                                                        --------         --------
          Total current liabilities.................................     206,674          195,495

Long-term debt......................................................     269,515          220,695
Pension and other employee benefits.................................     233,306          239,376
Other liabilities...................................................      15,974            8,592
                                                                        --------         --------
          Total liabilities.........................................     725,469          664,158
                                                                        --------         --------

Shareholders' Equity:
  Common stock, $.01 par value, 300,000,000 shares authorized,
     95,638,532 and 96,102,553 shares issued........................         956              961
  Additional capital................................................     247,209          257,948
  Retained earnings (deficit).......................................     (20,308)           3,940
  Unearned employee benefits........................................     (87,129)         (91,524)
  Cumulative translation adjustment.................................         575             (673)
  Treasury stock, 49,399 and 65,879 shares held.....................        (646)            (873)
                                                                        --------         --------
          Total shareholders' equity................................     140,657          169,779
                                                                        --------         --------
                                                                        $866,126        $ 833,937
                                                                        ========         ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             QUARTER ENDED
                                                                         ---------------------
                                                                         JUNE 29,     JUNE 28,
                                                                           1996         1997
                                                                         --------     --------
Net sales..............................................................  $353,758     $349,268
                                                                         --------     --------
Costs and expenses:
  Cost of products sold................................................   185,472      183,037
  Selling, general and administrative expenses.........................   125,289      126,174
                                                                         --------     --------
                                                                          310,761      309,211
                                                                         --------     --------
Operating income.......................................................    42,997       40,057
                                                                         --------     --------
Spin-off transaction costs.............................................     4,000
Interest and other expenses............................................     5,182        7,133
                                                                         --------     --------
                                                                            9,182        7,133
                                                                         --------     --------
Income before income taxes.............................................    33,815       32,924
Income taxes...........................................................    14,526       12,542
                                                                         --------     --------
NET INCOME.............................................................  $ 19,289     $ 20,382
                                                                         ========     ========
NET INCOME PER SHARE...................................................               $   0.22
                                                                                      ========
Average outstanding common and equivalent shares.......................                 92,625
                                                                                      ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED OPERATIONS
                                  (UNAUDITED)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTHS ENDED
                                                                         ---------------------
                                                                         JUNE 29,     JUNE 28,
                                                                           1996         1997
                                                                         --------     --------
Net sales..............................................................  $706,150     $665,510
                                                                         --------     --------
Costs and expenses:
  Cost of products sold................................................   358,823      352,327
  Selling, general and administrative expenses.........................   267,988      236,469
                                                                         --------     --------
                                                                          626,811      588,796
                                                                         --------     --------
Operating income.......................................................    79,339       76,714
                                                                         --------     --------
Spin-off transaction costs.............................................     4,000
Interest and other expenses............................................     9,785       14,799
                                                                         --------     --------
                                                                           13,785       14,799
                                                                         --------     --------
Income before income taxes.............................................    65,554       61,915
Income taxes...........................................................    26,657       23,210
                                                                         --------     --------
NET INCOME.............................................................  $ 38,897     $ 38,705
                                                                         ========     ========
NET INCOME PER SHARE...................................................               $   0.42
                                                                                      ========
Average outstanding common and equivalent shares.......................                 92,261
                                                                                      ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                      STATEMENT OF CONSOLIDATED CASH FLOWS
                                  (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                           SIX MONTHS ENDED
                                                                         ---------------------
                                                                         JUNE 29,     JUNE 28,
                                                                           1996         1997
                                                                         --------     --------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net income.............................................................  $ 38,897     $ 38,705
Adjustments to reconcile net income to net cash provided by operating activities:
  Depreciation and amortization........................................    14,722       15,464
  Deferred income taxes................................................     7,735        9,003
Change in operating assets and liabilities:
  Receivables..........................................................   (10,462)       2,482
  Inventories..........................................................    (1,774)      26,542
  Trade accounts payable...............................................   (13,436)     (21,825)
  Other assets and liabilities, net....................................   (21,969)      14,498
                                                                         --------     --------
Net cash provided by operating activities..............................    13,713       84,869
                                                                         --------     --------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
Capital expenditures...................................................   (22,583)     (17,484)
                                                                         --------     --------
Net cash (used) by investing activities................................   (22,583)     (17,484)
                                                                         --------     --------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES:
Net payments on long-term borrowings...................................    (3,003)     (48,820)
Net change in short-term bank loans....................................      (226)
Dividends paid on common stock.........................................                (14,457)
Cash proceeds from stock options.......................................                  5,170
Net change in receivables sold.........................................    (4,997)     (11,200)
Cash transfers (to) from parent, net...................................    15,653
                                                                         --------     --------
Net cash provided (used) by financing activities.......................     7,427      (69,307)
                                                                         --------     --------
Net decrease in cash and cash equivalents..............................    (1,443)      (1,922)
Cash and cash equivalents, beginning of year...........................     5,884       14,102
                                                                         --------     --------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................  $  4,441     $ 12,180
                                                                         ========     ========

                See Notes to Consolidated Financial Statements.

                              THE DIAL CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)
         QUARTERS AND SIX MONTHS ENDED JUNE 29, 1996 AND JUNE 28, 1997

NOTE A.  BASIS OF PREPARATION

On July 25, 1996, the Board of Directors of The Dial Corp ("Former Parent") declared a dividend (the "Spin-off") to effect the spin-off of its consumer products business. The dividend was paid on August 15, 1996, to shareholders of record as of August 5, 1996. Each Dial shareholder received a dividend of one share of common stock of The Dial Corporation (the "Company"), which, after the Spin-off, owns and operates the consumer products business previously conducted by Former Parent. Concurrently with the Spin-off, the name of Former Parent was changed to Viad Corp.

The Consolidated Financial Statements present the financial position, results of operations and cash flows of the divisions and subsidiaries comprising The Dial Corporation, as if it had been formed as a separate entity for all periods presented. Former Parent's historical cost basis of the assets and liabilities have been carried over to the new company. All material intercompany balances and transactions among the entities comprising the Company have been eliminated.

Accounting policies utilized in the preparation of these financial statements are the same as set forth in the Company's annual financial statements except as modified for interim accounting policies, which are within the guidelines set forth in Accounting Principles Board Opinion No. 28, "Interim Financial Reporting."

Net income per common share is computed by dividing net income by the weighted average number of common shares outstanding during the year after giving effect to stock options considered to be dilutive common stock equivalents. Fully diluted net income per common share is not materially different from primary net income per common share. The average outstanding and equivalent shares do not include shares held by the Employee Equity Trust (the "Trust"). Shares held by the Trust are not considered outstanding for net income per share calculations until the shares are released from the Trust. Per share information is not presented for the quarter or six months ended June 29, 1996 because the Company was not a publicly held company during such period. Income per share is presented for 1997, as the Company's common shares were issued on August 15, 1996.

At June 28, 1997, there were 96,102,553 shares of common stock issued and 96,036,674 shares outstanding. At June 28, 1997, a total of 5,574,321 of the outstanding shares were held by the Trust. In addition, 65,879 shares were held in treasury by the Company.

In addition to common stock, the Company is authorized to issue 10,000,000 shares of preferred stock, par value $.01 per share, none of which has been issued.

In March 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128"), which is effective for financial statements for both interim and annual periods ending after December 15, 1997. Early adoption of the statement is not permitted. This new standard requires dual presentation of "basic" and "diluted" earnings per share ("EPS") on the face of the earnings statements and requires a reconciliation of the numerators and denominators of basic and diluted EPS calculations. The Company's current EPS calculation conforms to SFAS No. 128's diluted EPS. Basic EPS, which excludes the effects of dilutive stock options, is not materially different from diluted EPS for the Company.

In June 1996, FASB issued Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("SFAS No. 125"). SFAS No. 125 permits sale accounting treatment for transfers of financial assets in which the transferor surrenders control over those assets and consideration other than beneficial interests in the transferred assets is received in exchange. SFAS No. 125 defines the conditions under which a transferor has surrendered control.

                              THE DIAL CORPORATION

The Company adopted SFAS No. 125 on January 1, 1997, as required. Sale of trade accounts receivable entered into in 1997 are structured in a manner that qualifies for sale accounting under SFAS No. 125. The adoption of SFAS No. 125 will not have a material effect on the Company's financial position or results of operations.

In June 1997, the FASB issued Statements of Financial Accounting Standards No. 130 "Reporting Comprehensive Income" ("SFAS No. 130") and No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 130 requires that an enterprise (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional capital in the equity section of a statement of financial position. SFAS No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for disclosures about products and services, geographic areas and major customers. Both statements are effective for financial statements for periods beginning after December 15, 1997. The Company has not completed evaluating the impact of implementing the provisions of SFAS No. 130 and SFAS No. 131.

The interim consolidated financial statements are unaudited. In the opinion of management, all adjustments, consisting only of normal recurring accruals, necessary to present fairly the financial position as of June 28, 1997 and the results of operations and cash flows for the quarters and six months ended June 29, 1996 have been included. Interim results of operations are not necessarily indicative of the results of operations for the full year.

Certain reclassifications have been made to 1996 balances to conform with 1997 presentations.

This information should be read in conjunction with the financial statements set forth in the Company's Annual Report to Shareholders for the year ended December 28, 1996.

NOTE B.  INVENTORIES

Inventories consisted of the following:

                                                                   DECEMBER 28,     JUNE 28,
                                                                       1996           1997
                                                                   ------------     --------
                                                                    (DOLLARS IN THOUSANDS)
    Raw materials and supplies...................................    $ 37,744       $ 28,804
    Work in process..............................................      10,939          9,720
    Finished goods...............................................      90,809         74,426
                                                                     --------       --------
                                                                     $139,492       $112,950
                                                                     ========       ========

                              THE DIAL CORPORATION

NOTE C.  INCOME TAXES

Reconciliations between the statutory federal income tax rate of 35% and the Company's consolidated effective income tax rate for the six months ended June 28, 1997 and June 29, 1996 are as follows:

                                                                        JUNE 29,     JUNE 28,
                                                                          1996         1997
                                                                        --------     --------
    Federal statutory rate............................................    35.0%        35.0%
    Nondeductible goodwill amortization...............................     0.3          0.5
    FSC exclusion (benefit)...........................................    (0.4)        (0.6)
    State income taxes................................................     4.0          4.0
    Impact of lower foreign tax rate (benefit)........................    (0.4)        (0.7)
    Other, net (benefit)..............................................     2.2         (0.7)
                                                                          ----         ----
    Effective income tax rate.........................................    40.7%        37.5%
                                                                          ====         ====

NOTE D.  RESTRUCTURING CHARGES AND INVENTORY AND ASSET WRITE-DOWNS

In the third quarter of 1996, the Company announced an administrative and line of business reorganization to streamline its management and administrative organization, eliminate approximately 250 positions, sell or discontinue a number of underperforming brands and exit the current corporate headquarters. The Company recorded restructuring charges and asset write-downs of $55 million ($33.6 million after tax) in the third quarter of 1996 for severance costs, discontinuance of product lines and building exit costs. Approximately $7.5 million in reserves for such costs remained at June 28, 1997. These reserves are believed to be adequate and such expenses will be paid utilizing cash flow from operations.

Based upon the discontinuation and product rationalization analysis completed, the related assets and intangibles were determined to be impaired and were written down to their net realizable value. Severance pay and benefits and exit costs have been recognized in accordance with Emerging Issues Task Force Issue No. 94-3 (EITF No. 94-3), "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Restructuring costs charged against such reserves in the first half of 1997 amounted to $7.5 million, of which $1.9 million were severance and exit costs.

In the third quarter of 1995, the Company recorded restructuring charges and asset write-downs totaling $156 million ($94.9 million after tax) to provide for a business-based reorganization through plant closings, work force reductions and elimination of certain products. The charges provided for the closing of six plants and the reduction of the work force by approximately 700 people, substantially all of whom were based in the plants that were closed.

All six plants have been closed. Approximately $15.1 million in reserves for environmental costs and other plant post-closing expenses remained at June 28, 1997. Such reserves are believed to be adequate and such expenses are expected to be paid utilizing cash flow from operations. Severance pay and benefits and exit costs, primarily facility closure costs, were also recognized in accordance with EITF No. 94-3 and are included in the restructuring reserve described above. Restructuring costs charged against such reserves in the first quarter of 1997 amounted to $4.9 million, of which $2.5 million were severance and exit costs.

NOTE E.  DISPOSITION OF ASSETS.

In line with the corporate restructure taken in the third quarter of 1996, the Company sold certain of its household cleaning brands to Church & Dwight Co., Inc. for approximately $30 million. The sale included the following brands and related inventories: Brillo soap pads and related products, Parsons ammonia, Bo Peep ammonia, Sno Bol toilet bowl cleaner, Cameo metal polish and Rain Drops water softener. The Company's London, Ohio plant, where Brillo is manufactured, was also part of the sale. The Company also sold its Bruce floor care product trademark and its Magic sizing starch brand and related inventories to other third parties.

PROSPECTUS

                                [DIAL CORP LOGO]

                                  COMMON STOCK

                            ------------------------

     The Dial Corporation (the "Company" or "Dial") may from time to time offer shares of its common stock, par value $.01 per share (the "Common Stock").

     The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "DL." On October 15, 1997, the last reported sale price of the Common Stock on the NYSE was $17 11/16 per share.

     SEE "RISK FACTORS," BEGINNING ON PAGE 4, FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
        EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

     The Company may sell the Common Stock to or through underwriters, through dealers or agents, directly to purchasers or through a combination of such methods. See "Plan of Distribution." The accompanying Prospectus Supplement sets forth the names of any underwriters, dealers or agents, if any, involved in the sale of the Common Stock in respect of which this Prospectus is being delivered and any applicable fee, commission or discount arrangements with them.

    THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                The date of this Prospectus is October 16, 1997.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-3 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock being offered hereby. This Prospectus, which forms part of the Registration Statement, and the accompanying Prospectus Supplement do not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this Prospectus and the accompanying Prospectus Supplement as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement or to a document incorporated by reference herein, reference is made to such exhibit or document for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules thereto.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. The Registration Statement, the exhibits and schedules forming a part thereof, the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and will also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Such materials may also be obtained through the Commission's Internet address at "http://www.sec.gov." The Common Stock is listed on the NYSE, and the Registration Statement and such reports, proxy statements and certain other information can also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company under the Exchange Act with the Commission are incorporated herein by reference: the Company's Annual Report on Form 10-K for the fiscal year ended December 28, 1996, Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1997 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 28, 1997.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial filing of the Registration Statement but prior to the consummation of the offering of the Common Stock shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus or any Prospectus Supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person, including any beneficial owner, to whom a Prospectus and any Prospectus Supplement is delivered, upon written or oral request by such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the document that this Prospectus or any Prospectus Supplement incorporates by reference). Requests should be directed to The Dial Corporation, Attention:
Lowell L. Robertson, 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619, telephone number (602) 754-3425.

     Prior to August 15, 1996, the business of the Company was operated as the consumer products business (the "Consumer Products Business") of Viad Corp (then known as The Dial Corp) ("Former Parent"). On August 15, 1996, Former Parent distributed to its stockholders all of the Company's then outstanding common stock (the "Distribution") causing the Company to become a separate publicly-traded company. Unless otherwise indicated, (i) all references in this Prospectus to the "Company" or "Dial" for periods prior to the Distribution refer to the Consumer Products Business of Former Parent and for periods following the Distribution refer to the Company and its consolidated subsidiaries, (ii) all financial information contained in this Prospectus has been prepared as if the Company had always been a separate operating company,
(iii) the industry data contained herein are derived from publicly available industry trade journals and reports, including, with respect to market rank and market share, reports published by Information Resources, Inc., and other publicly available sources which the Company has not independently verified but which the Company believes to be reliable, and (iv) references to years and periods are to fiscal years and periods and, with respect to comparative industry data, years are calendar years. Unless otherwise noted, all market share data as of any particular date are as of the 52 weeks then ended and are based on sales in the U.S. market, which with respect to soap products is measured by ounces sold, with respect to detergent products is measured by standard cases sold and with respect to air fresheners and canned meats is measured by units sold.

     This Prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. When used in this Prospectus, the words "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are intended to identify forward-looking statements. Such statements, including, but not limited to, the Company's statements regarding potential international expansion, the estimated benefits of the Company's cost-cutting program and potential product introductions, are based on management's beliefs as well as on assumptions made by and information currently available to management and involve certain risks and uncertainties, certain of which are beyond the Company's control. The Company's actual results and stockholder values could differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire. See "Risk Factors."

                                  THE COMPANY

     Dial is a leading consumer products company with net sales of approximately $1.4 billion and operating income before restructuring charges and asset write-downs of approximately $125 million in 1996. The Company markets its products primarily under such well-known household brand names as DIAL(R) soaps, PUREX(R) detergents, RENUZIT(R) air fresheners and ARMOUR(R) canned meats.

     The Company was incorporated in the State of Delaware on June 3, 1996. The Company's corporate headquarters and principal executive offices are located at 15501 North Dial Boulevard, Scottsdale, Arizona 85260-1619, telephone number
(602) 754-3425.

THE DISTRIBUTION

     In August 1996, Former Parent spun-off its Consumer Products Business by distributing to Former Parent's stockholders all of the Company's then outstanding common stock. Former Parent effected the Distribution to enhance the profitable growth prospects of both the Consumer Products Business and Former Parent's services businesses, which businesses Former Parent continues to operate today. Former Parent believed that the Distribution would enable the Consumer Products Business to adopt strategies and pursue objectives that were more appropriate to its industry and operations and place it in a better position to raise capital and make acquisitions necessary for continued growth.

     Any offering of Common Stock effected by the Company pursuant to the Registration Statement will be done to preserve the status of the tax ruling received by Former Parent and the Company from the Internal Revenue Service ("IRS") in connection with the Distribution. This ruling was issued on the basis of certain representations made by Former Parent and the Company, including a representation that the Company would issue at least $100 million in additional equity securities by the first anniversary of the Distribution (August 15, 1997). See "The Distribution and Certain Related Transactions -- Material Federal Income Tax Consequences of the Distribution." The IRS has granted the Company's petition to extend the deadline for the issuance of such equity securities to December 31, 1997. The Company intends to proceed with an offering of Common Stock at such time or times it determines to be most beneficial to the Company prior to December 31, 1997.

                                  RISK FACTORS

     In addition to the other information in this Prospectus and the accompanying Prospectus Supplement, the following factors should be considered carefully before investing in the Common Stock offered hereby.

INTENSE COMPETITION IN THE CONSUMER PRODUCTS INDUSTRY

     The consumer products industry, particularly its detergent, personal care and air freshener categories, is intensely competitive. Among the Company's most significant competitors are larger companies, including The Procter & Gamble Company, Lever Brothers Co., a division of Unilever plc, and Colgate-Palmolive Company, which companies may have substantially greater resources than the Company and may be willing to commit significant resources to protecting their own market shares or to capturing market share from the Company. As a result, the Company may need to incur greater costs for trade and consumer promotions and advertising to preserve or improve market share and to introduce and establish new products and line extensions. At the same time, the Company may need to undertake additional production-related cost-cutting measures to enable it to respond to competitors' price cuts and marketing efforts without reducing the Company's margins. There can be no assurance that the Company will be able to make such additional expenditures or implement such cost-cutting measures or that if made or implemented they will be effective.

CONSUMER PRICING PRESSURES

     Consumer products, particularly those that are value-priced, are subject to significant price competition. In April 1996, the Company undertook a pricing initiative to lower the everyday list price point of its Purex detergent products by approximately 15%. Although this initiative helped result in an 8% increase in unit volume sales of such products in 1996 compared to 1995, there can be no assurance that such volume growth will be maintained or that such growth will be sufficient to offset lower revenues resulting from such price reduction. For the six months ended June 28, 1997, Purex unit volume sales were 3% lower than unit volume sales during the six months ended June 29, 1996. There can be no assurance that the Company will not be forced to engage in further price-cutting initiatives for these or other products to respond to competitive and consumer pressures. The failure of the Company's sales volumes to grow sufficiently to improve overall revenues and income as a result of a competitive price reduction could have a material adverse effect on the financial performance of the Company.

TRADE CUSTOMER PRICING PRESSURES; COMPETITIVE RETAIL ENVIRONMENT

     The Company faces pricing pressure from its trade customers. Because of the competitive retail environment, retailers have increasingly sought to reduce inventory levels and obtain pricing concessions from vendors. In addition, because consumer products companies, including the Company, have historically offered end-of-quarter discounts to achieve quarterly sales goals, trade customers have been inclined to delay inventory restocking until quarter-end. Over the past year, the Company has reduced end-of-quarter discounts to retailers and, effective July 1, 1997, has changed its sales incentive structure to emphasize not only quarterly revenue targets but also trade spending management and other personal performance targets. The Company does not believe the reduction in discounts has had or will have an adverse effect on sales although there can be no assurance in that regard. The Company is also subject to the risk that high-volume customers could seek alternative pricing concessions or better trade terms. The Company's performance is also dependent upon the general health of the retail environment and could be materially adversely affected by changes therein and by the financial difficulties of retailers.

DEPENDENCE ON KEY CUSTOMERS

     Wal-Mart Stores Inc. (and its affiliate, SAM'S Club) ("Wal-Mart"), the Company's largest customer, accounted for approximately 17% of the Company's net sales for the six months ended June 28, 1997. The Company's top ten customers accounted for approximately 34% of net sales for the six months ended June 28, 1997. The Company believes that this concentration of its domestic sales may continue to increase over time.

The loss of, or a substantial decrease in the volume of purchases by, Wal-Mart or any of the Company's other top customers could have a material adverse effect on the Company's results of operations.

PRICE VOLATILITY OF RAW MATERIALS; SINGLE SOURCE SUPPLIER

     While the Company believes that it may in certain circumstances be able to respond to price increases for certain raw materials by increasing sales prices, rapid increases in the prices of such raw materials could have a short-term material adverse impact on financial results. For example, tallow (a key ingredient in Dial bar soaps) has experienced price fluctuations within the range of $0.17 and $0.28 per pound from January 1, 1995 to June 28, 1997. Recently, the price of tallow has been at the lower end of its two-year price range. Since several competitors use considerably less tallow in their bar soap products, the Company may not be able to increase the prices of its Dial bar soaps in response to fluctuations in tallow prices. In addition, the antibacterial agent, Triclosan, which is the active ingredient used in Liquid Dial products, is sourced from a single supplier. Although the Company has an adequate supply of Triclosan for its current and foreseeable needs, a disruption in this supply could have a short-term material adverse impact on the Company's financial results. Although the Company seeks to enter into contracts to provide up to six-month supplies of tallow, Triclosan and packaging materials, long-term hedging opportunities against price increases for these items are generally not available.

DEPENDENCE ON DOMESTIC MARKETS; RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION

     While a number of the Company's competitors have diversified their revenues to include a strong international component, the Company is currently dependent primarily on revenues generated by customers in the U.S. markets (approximately 94% of sales for the six months ended June 28, 1997). With respect to a number of the Company's most significant product categories, including detergents and bar soaps, the U.S. markets are mature and characterized by high household penetration. The Company's unit sales growth in these domestic markets will depend on increasing usage by consumers and in capturing market share from competitors. There can be no assurance that the Company will succeed in implementing its strategies to achieve such domestic growth.

     To reduce its dependence on domestic revenues, the Company has adopted a strategy to further penetrate international markets. In implementing this strategy, the Company faces barriers to entry and the risk of competition from local and other companies that already have established global businesses, risks generally associated with conducting business internationally, including exposure to currency fluctuations, limitations on foreign investment, import/export controls, nationalization, unstable governments and legal systems and the additional expense and risks inherent in operating in geographically and culturally diverse locations. Because the Company plans to develop its international business through acquisitions as well as joint ventures, co-packaging arrangements and/or other alliances, the Company may also be subject to risks associated with such acquisitions, ventures, arrangements and alliances, including those relating to the marriage of different corporate cultures and shared decision-making. In addition, since the Company's current international distribution capabilities are extremely limited, the Company will also need to acquire a distribution network or enter into alliances with existing distributors before it can effectively conduct operations in new markets. There can be no assurance that the Company will succeed in increasing its international business in a profitable manner, and a failure to expand this business may have a material adverse effect on the Company's future growth.

     The Company has a significant number of registered foreign trademarks as well as pending foreign trademark applications. There can be no assurance that the Company will successfully register any foreign trademarks for which applications are currently pending or that such trademarks, once registered, together with any existing registered foreign trademarks, will be protected in the foreign markets in which they are used.

ADVERSE PUBLICITY

     Certain news broadcasts by major U.S. television networks have focused on the use of antibacterial agents to kill germs on various surfaces. Triclosan, the active ingredient in Liquid Dial, has also been a focus of these broadcasts. Although none of the broadcasts disputed that Triclosan kills germs on the skin, some third party experts did question whether it provides any additional protection beyond that provided by non-antibacterial soap products. Although the Company has test results that it believes prove that Triclosan provides consumers with additional protection in limiting exposure to bacteria-related diseases, there can be no assurance that the adverse publicity stemming from these broadcasts will not adversely affect the Company's sales of its antibacterial soap products and its results of operations.

     Because the Company shares the use of the Armour trademark for food products with ConAgra Inc., the manufacturer of Armour-branded non-canned meat products, the Company faces the risk that consumer preferences and perceptions with respect to any of the Company's Armour products may be influenced by adverse publicity affecting any of the Armour-branded products of ConAgra, Inc.

ENVIRONMENTAL CONCERNS REGARDING DETERGENT COMPOUND

     Nonlyphenol ethoxylate ("NPE") is an ingredient used in the Company's liquid and powder detergent products. Certain environmental and regulatory groups have raised concerns regarding the toxicity of compounds produced from NPE as it decomposes and the adverse impact on the reproductive health of certain aquatic animals exposed to those compounds. Although to the best of the Company's knowledge none of the studies undertaken on NPE have demonstrated a link between the compound and such effect in the environment or in human beings, there can be no assurance that subsequent studies will not in fact demonstrate such a link or demonstrate other adverse environmental consequences. Current government regulations do not impose any restrictions on the use of NPE, or impose any liability on any of the businesses that utilize NPE in the products they manufacture. The Company believes, however, that a number of governmental agencies in North America and Europe are discussing formal regulation of NPE in the environment. The Company is in the process of reformulating its detergents to eliminate this compound as an ingredient. The additional expense the Company expects to incur as a result of this reformulation is not expected to have a material adverse impact on the Company's financial results. In addition, the Company believes that it will not incur any significant environmental liability as a result of the use of NPE in its products.

DEPENDENCE ON KEY PERSONNEL

     The operation of the Company requires managerial and operational expertise. Of the Company's key personnel, only the Chief Executive Officer has an employment contract with the Company. There can be no assurance that any of the Company's key employees will remain in the Company's employ. The loss of such key personnel could have a material adverse effect on the Company's operations.

TURNOVER; EMPLOYEE RELATIONS

     Primarily as a result of the restructuring of its business, the Company discharged approximately 950 salaried and non-salaried employees during 1995 and 1996. In addition, the Company experienced aggregate voluntary turnover of salaried employees of approximately 16% in 1996 and approximately 18% (on an annualized basis) during the first six months of 1997. Although the Company believes that it presently has sufficient staffing, there can be no assurance that the Company would not be materially adversely affected by any future significant voluntary turnover of salaried or other employees.

     Five of the Company's seven plants are unionized. Although no collective bargaining agreements are due to expire in 1997, the Company's contract with the International Brotherhood of Teamsters covering approximately 350 employees at the Company's St. Louis, Missouri plant is scheduled for renegotiation in July 1998, its contract with the Oil, Chemical and Atomic Workers union covering approximately 100 employees at the Company's Bristol, Pennsylvania plant is scheduled for renegotiation in May 1999, its contract with the United Food and Commercial Workers union covering approximately 475 employees at the Company's Aurora, Illinois plant is scheduled for renegotiation in August 1999 and its contract with the United Food and Commercial Workers union covering approximately 500 employees at the Company's Fort Madison, Iowa plant is scheduled for renegotiation in September 1999. In 1993, the Company's St. Louis,

Missouri plant experienced a five-week work stoppage. Although the Company believes that its relations with the employees at this plant and other plants are satisfactory, there can be no assurance that the Company will not face similar labor disputes in the future or that such disputes will not be material to the Company.

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of environmental and health and safety laws in each jurisdiction in which it operates. These laws and regulations pertain to the Company's present and past operations.

     Since 1980, the Company has received notices or requests for information with respect to 27 sites that have been deemed "Superfund" sites under the federal Comprehensive Environmental Response, Compensation and Liability Act, five of which are currently active, 14 of which are inactive, and eight of which have been settled. The Company is also engaged in investigatory and remedial activities with respect to four closed plants previously operated by Former Parent. As of June 28, 1997, the Company had accrued in its financial statements approximately $13 million in reserves for expenses related to Superfund sites and the clean-up of closed plant sites, which reserves it believes are adequate.

     The Company does not anticipate that the costs to comply with such laws and regulations or the costs related to Superfund and the clean-up of closed plant sites will have any material adverse effect on the Company's capital expenditures, earnings or competitive position; however, there can be no assurance that other developments, such as the emergence of unforeseen claims or liabilities or the imposition of increasingly stringent laws, regulations and enforcement policies will not result in material costs in the future.

PROVISIONS WITH POTENTIAL ANTI-TAKEOVER EFFECT

     The Company's Restated Certificate of Incorporation (the "Certificate of Incorporation"), bylaws (the "Bylaws") and Rights Agreement (as defined herein) contain certain provisions that may delay, defer or prevent a change in control of the Company, may discourage bids for the Common Stock at a premium over its market price and may materially adversely affect the market price of the Common Stock. See "Description of Capital Stock -- Certain Anti-Takeover Effects of Certain Provisions of Certificate of Incorporation, Bylaws, Rights and Delaware Law."

                                USE OF PROCEEDS

     The Company intends to use the net proceeds of the sale of the Common Stock for general corporate purposes, including to repay indebtedness of the Company, and for acquisitions.

               THE DISTRIBUTION AND CERTAIN RELATED TRANSACTIONS

GENERAL

     In August 1996, Former Parent spun-off its Consumer Products Business by distributing to Former Parent's stockholders all of the Company's then outstanding common stock. Former Parent effected the Distribution to enhance the profitable growth prospects of both the Consumer Products Business and Former Parent's services businesses, which businesses Former Parent continues to operate today. Former Parent effected the Distribution to enable the Consumer Products Business to adopt strategies and pursue objectives that were more appropriate to its industry and operations and to place it in a better position to raise capital and make acquisitions necessary for continued growth.

GOVERNING AGREEMENTS

     In connection with the Distribution, Former Parent and the Company entered into various agreements, including a distribution agreement (the "Distribution Agreement"), an interim services agreement (the "Interim Services Agreement"), a letter of understanding on trademarks (the "Letter of Understanding on Trademarks") and a tax sharing agreement (the "Tax Sharing Agreement"). The Distribution Agreement governed the terms of the transfer of the assets and personnel involved in the Consumer Products Business to the Company and the assumption by the Company of certain known and contingent or unknown liabilities relating directly to the Consumer Products Business as conducted on the date of the Distribution (the "Distribution Date"). The liabilities assumed by the Company included, among others, (i) liabilities associated with certain then pending litigation (for which the Company was entitled to insurance coverage under Former Parent's policies under certain circumstances), (ii) liabilities under employee benefit plans and otherwise with respect to former employees of the Consumer Products Business and employees of the Consumer Products Business who became employees of the Company at the time of the Distribution and (iii) liabilities arising out of specified pension and postretirement plans for former employees of Armour and Company, a subsidiary of Former Parent until 1993. The Interim Services Agreement provided that Former Parent would provide to the Company certain office and administrative support, audit, tax accounting, financial reporting consulting, environmental consulting, human resources and insurance accounting and claims processing services, among other services, and that the Company would provide to Former Parent certain employee benefits, accounting, consulting, administration and travel-related services, among other services, for a period of up to three years after the Distribution Date unless earlier terminated. Most of these services have ceased. Under the Letter of Understanding on Trademarks, Former Parent agreed to cease using the "Dial" name in connection with any consumer products business conducted by it after the Distribution. The Tax Sharing Agreement provided for the allocation between Former Parent and the Company of certain federal, state, local and foreign tax liabilities, as well as certain tax liabilities associated with the Distribution. Under the terms of the agreement, the Company also agreed that for the two-year period following the Distribution Date, it would not (i) cease to engage in the active conduct of the trade or business conducted by it immediately after the Distribution, (ii) engage in certain repurchases of stock or (iii) liquidate or merge with any other corporation, unless it obtains a satisfactory opinion of counsel or a tax ruling from the IRS. Although the Company does not expect these limitations to significantly inhibit its financing or acquisition activities or its ability to respond to unanticipated developments, there can be no assurance that such limitations will not so affect these activities or the Company's ability to respond to such developments. See "-- Material Federal Income Tax Consequences of the Distribution."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     In connection with the Distribution, Former Parent received a tax ruling (the "Tax Ruling") from the IRS which stated, among other things, that the Distribution qualified as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, so long as the Distribution qualified under Section 355 of the Code, neither Former Parent nor the Company would recognize any income, gain or loss with respect to the Distribution, and Former Parent's stockholders would not recognize any income, gain or loss on their receipt of Common Stock. Should the Distribution ultimately be determined not to qualify under Section 355 of the Code, Former Parent's stockholders would be required to recognize ordinary dividend income for their receipt of Common Stock in an amount equal to the fair market value of such Common Stock on the Distribution Date.

     The Tax Ruling was based on certain factual representations and assumptions concerning Former Parent and the Company. Neither Former Parent nor the Company is aware of any present facts or circumstances which would cause such representations and assumptions to be untrue. However, certain post-Distribution events, including events that would not be within the control of Former Parent or the Company, could affect the validity of such representations or assumptions and cause the Distribution not to qualify as a tax-free distribution under
Section 355 of the Code. The Company does not believe that any such events not within the control of the Company have occurred to date and the likelihood of any future events occurring which would adversely affect the tax-free treatment of the Distribution is minimal.

     Should the Distribution ultimately be determined not to qualify as a tax-free distribution under Section 355 of the Code, Former Parent would be required to recognize a gain on the Distribution in an amount equal to the excess of the fair market value of the Common Stock distributed on the Distribution Date over Former Parent's tax basis for such stock; this gain could approach $1 billion. Under the Tax Sharing Agreement, the Company will be required to indemnify Former Parent for this tax, plus applicable interest and penalties, if the Distribution fails to qualify as tax-free as a result of any transaction, act or omission involving the Company or its subsidiaries which is inconsistent with the tax-free status of the Distribution, including a failure of any representation made to the IRS in the request for the Tax Ruling concerning the Company, or an omission by the Company that causes a failure to fulfill any condition of the Tax Ruling or any assumption on which it is based.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

     Under the Certificate of Incorporation, the total number of shares of all classes of stock that the Company has authority to issue is 310,000,000 consisting of 10,000,000 shares of Preferred Stock, par value $0.01 per share (the "Preferred Stock"), and 300,000,000 shares of Common Stock. As of June 28, 1997, 96,102,553 shares of Common Stock were issued and 96,036,674 shares were issued and outstanding (5,574,321 shares of which were held by an employee equity trust). As part of the 10,000,000 shares of Preferred Stock authorized, the Company has authorized and reserved for issuance 1,500,000 shares of Junior Preferred Stock (as defined herein) in connection with the preferred share purchase rights (the "Rights") issued by the Company in connection with the Distribution.

     The holders of Common Stock are entitled to one vote per share on all matters voted on by the stockholders, including the election of directors and, except as otherwise required by law or provided in any resolution adopted by the Company's Board of Directors (the "Board") with respect to any series of Preferred Stock, the holders of such Common Stock exclusively possess all voting power. The Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board from funds available therefor, and upon liquidation are entitled to receive pro rata all assets of the Company available for distribution to such holders. The Common Stock does not have any preemptive rights. See "-- Certain Anti-Takeover Effects of Certain Provisions of Certificate of Incorporation, Bylaws, Rights and Delaware Law."

     The Board is authorized to provide for the issuance of shares of Preferred Stock, in one or more series, to establish the number of shares in each series and to fix the designation, powers, preferences and rights of each such series and the qualifications, limitations and restrictions thereof. See "-- Certain Anti-Takeover Effects of Certain Provisions of Certificate of Incorporation, Bylaws, Rights and Delaware Law."

     The Common Stock is traded on the NYSE under the symbol "DL."

CERTAIN ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF CERTIFICATE OF INCORPORATION, BYLAWS, RIGHTS AND DELAWARE LAW

     The Certificate of Incorporation, the Bylaws and the Rights contain certain provisions that could make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise. The description set forth below is intended as a summary only and is qualified in its entirety by reference to the Certificate of Incorporation, the Bylaws and the Rights Agreement (the "Rights Agreement") between the Company and Wells Fargo Bank of Arizona, N.A., as rights agent, which are filed as exhibits to the Registration Statement of which this Prospectus is a part.

  CLASSIFIED BOARD OF DIRECTORS

     The Certificate of Incorporation and the Bylaws provide that the Board be divided into three classes of directors, with the classes to be as nearly equal in number as possible. The Certificate of Incorporation and the Bylaws provide that approximately one-third of the Company's directors will stand for election at each annual meeting of stockholders to serve a three-year term.

     The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board. At least two annual meetings of stockholders, instead of one, are generally required to effect a change in a majority of the Board. Such a delay may help ensure that the Company's directors, if confronted by a holder attempting to force a proxy contest, a tender or exchange offer, or an extraordinary corporate transaction, would have sufficient time to review the proposal as well as any available alternatives to the proposal and to act in what they believe to be the best interests of the stockholders. The classification provisions apply to every election of directors, however, regardless of whether a change in the composition of the Board would be beneficial to the Company and its stockholders and whether or not a majority of the Company's stockholders believe that such a change would be desirable.

     The classification provisions also have the effect of discouraging a third party from initiating a proxy context, making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. The classification of the Board could thus increase the likelihood that incumbent directors will retain their positions. In addition, because the classification provisions may discourage accumulations of large blocks of the Company's stock by purchasers whose objective is to take control of the Company and remove a majority of the Board, the classification of the Board could tend to reduce the likelihood of fluctuations in the market price of Common Stock that might result from accumulations of large blocks. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

  NUMBER OF DIRECTORS, FILLING VACANCIES AND REMOVAL

     The Certificate of Incorporation provides that, subject to any rights of holders of Preferred Stock to elect additional directors under specified circumstances, the number of directors will be fixed in the manner provided in the Bylaws. The Bylaws provide that, subject to any rights of holders of Preferred Stock to elect directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by directors constituting a majority of the total number of directors that the Company would have if there were no vacancies on the Board (the "Whole Board"), but must consist of not more than eleven nor less than three directors. In addition, the Certificate of Incorporation and Bylaws provide that, subject to any rights of holders of Preferred Stock, and unless the Board otherwise determines, any vacancies or newly created directorships will be filled only by the affirmative vote of a majority of the remaining directors, though less than a quorum. Accordingly, absent an amendment to the Certificate of Incorporation and Bylaws, the Board could prevent any stockholder from enlarging the Board and filling the new directorships with such stockholder's own nominees.

     Under the Delaware General Corporation Law (the "DGCL"), unless otherwise provided in the Certificate of Incorporation, directors serving on a classified board may only be removed by the stockholders for cause. In addition, the Certificate of Incorporation and the Bylaws provide that directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then

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

outstanding shares of stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

  NO STOCKHOLDER ACTION BY WRITTEN CONSENT AND SPECIAL MEETINGS

     The Certificate of Incorporation and the Bylaws provide that, subject to the rights of any holders of Preferred Stock, stockholder action can be taken only at an annual or special meeting of stockholders and prohibit stockholder action by written consent in lieu of a meeting. The Bylaws provide that, subject to the rights of holders of any series of Preferred Stock, special meetings of stockholders can be called only by the Chairman of the Board or by the Board pursuant to a resolution adopted by a majority of the Whole Board. Stockholders are not permitted to call a special meeting or to require that the Board call a special meeting of stockholders. Moreover, the business permitted to be conducted at any special meeting of stockholders is limited to the business brought before the meeting pursuant to the notice of meeting given by the Company.

     The provisions of the Certificate of Incorporation and the Bylaws prohibiting stockholder action by written consent may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by the Chairman or at the request of a majority of the Whole Board. These provisions also prevent the holders of a majority of the voting power of the Voting Stock from unilaterally using the written consent procedure to take stockholder action and from taking action by consent. Moreover, a stockholder could not force stockholder consideration of a proposal over the opposition of the Chairman and the Board by calling a special meeting of stockholders prior to the time the Chairman or a majority of the Whole Board believes such consideration to be appropriate.

  ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

     The Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors, or bring other business before an annual meeting of stockholders of the Company (the "Stockholder Notice Procedure").

     The Stockholder Notice Procedure provides that only individuals who are nominated by, or at the direction of, the Board, or by a stockholder who has given timely written notice to the Secretary of the Company prior to the meeting at which directors are to be elected, will be eligible for election as directors of the Company. The Stockholder Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by, or at the direction of, the Chairman or the Board or by a stockholder who has given timely written notice to the Secretary of the Company of such stockholder's intention to bring such business before such meeting. Under the Stockholder Notice Procedure, for notice of stockholder nominations to be made at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 70th day prior to such meeting and (ii) the tenth day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Company at least 80 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the tenth day after such public announcement is first made by the Company. Under the Stockholder Notice Procedure, for notice of a stockholder nomination to be made at a special meeting at which directors are to be elected to be timely, such notice must be received by the Company not earlier than the 90th day before such meeting and not later than the later of (i) the 70th day prior to such meeting and (ii) the tenth day after public announcement of the date of such meeting is first made.

     With respect to the conduct of business other than the nomination of directors, the Stockholder Notice Procedure provides that only such business that is presented by the Board or by a stockholder who has given timely written notice to the Company prior to the meeting at which such business is to be conducted by the stockholders, will be presented for consideration at such meeting. Under the Stockholder Notice Procedure, for notice of business to be conducted at an annual meeting to be timely, such notice must be received by the Company not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, if the date of the annual meeting is advanced by more than 20 days, or delayed by more than 70 days, from such anniversary date, not earlier than the 90th day prior to such meeting and not later than the later of (i) the 70th day prior to such meeting and (ii) the tenth day after public announcement of the date of such meeting is first made).

     Under the Stockholder Notice Procedure, a stockholder's notice to the Company proposing to nominate an individual for election as a director must contain certain information, including, without limitation, the identity and address of the nominating stockholder, the class and number of shares of stock of the Company which are owned by such stockholder, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Stockholder Notice Procedure, a stockholder's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing stockholders, including, without limitation, a brief description of the business the stockholder proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such stockholder, the class and number of shares of stock of the Company beneficially owned by such stockholder, and any material interest of such stockholder in the business so proposed. If the Chairman of the Board or other officer presiding at a meeting determines that a person was not nominated, or other business was not brought before the meeting in accordance with the Stockholder Notice Procedure, such person will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by stockholders, the Stockholder Notice Procedure affords the Board an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Board, to inform stockholders about such qualifications. By requiring advance notice of other proposed business, the Stockholder Notice Procedure also provides a more orderly procedure for conducting annual meetings of stockholders and, to the extent deemed necessary or desirable by the Board, provides the Board with an opportunity to inform stockholders, prior to such meetings, of any business proposed to be conducted at such meetings, together with any recommendations as to the Board's position regarding action to be taken with respect to such business, so that stockholders can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Bylaws do not give the Board any power to approve or disapprove stockholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its stockholders.

  PREFERRED STOCK

     The Certificate of Incorporation authorizes the Board to establish one or more series of Preferred Stock and to determine, with respect to any series of Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Company's Board of Directors may thereafter (except where otherwise provided in the Certificate of Designation for the Preferred Stock) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative and the dividend rate and the preferences, if any, of the series, (iv) the dates at which dividends, if any, will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible into or exchangeable for shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series and (x) the voting rights, if any, of the holders of such series.

     The Company believes that the ability of the Board to issue one or more series of Preferred Stock provides the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Preferred Stock, as well as shares of the Common Stock, will be available for issuance without further action by the Company's stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. The NYSE currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase of at least 20% in either the number of shares of Common Stock or in the voting securities outstanding. If the approval of the Company's stockholders is not required for the issuance of shares of Preferred Stock or Common Stock, the Board may determine not to seek stockholder approval.

     Although the Board has no intention at the present time of doing so, it could issue a series of Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board will make any determination to issue such shares based on its judgment as to the best interests of the Company and its stockholders. The Board, in so acting, could issue Preferred Stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of the Board, including a tender offer or other transaction that some, or a majority of, the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

  BUSINESS COMBINATIONS

     The Certificate of Incorporation provides that certain "business combinations" (as defined in the Certificate of Incorporation) must be approved by the holders of at least 66 2/3% of the voting power of the shares not owned by an "interested stockholder" (as defined in the Certificate of Incorporation, the beneficial owner of 10% of the Company's outstanding voting stock), unless the business combinations are approved by the "Continuing Directors" (as defined in the Certificate of Incorporation) or meet certain requirements regarding price and procedure.

  AMENDMENT OF CERTAIN PROVISIONS OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

     Under the DGCL, the stockholders have the right to adopt, amend or repeal the bylaws and, with the approval of the board of directors, the certificate of incorporation of a corporation. In addition, if the certificate of incorporation so provides, the bylaws may be adopted, amended or repealed by the board of directors. The Certificate of Incorporation provides that, in addition to approval by the Board, the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class, is required to amend provisions of the Certificate of Incorporation relating to the prohibition of stockholder action without a meeting; the number, election and term of the directors; the filling of vacancies on the Board; the removal of directors; and the amendment of the Bylaws. Approval by the Board, together with the vote of the holders of a majority of the voting power of the outstanding shares of Voting Stock, is required to amend all other provisions of the Certificate of Incorporation. The Certificate of Incorporation further provides that the Bylaws may be amended by the Board or by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares of Voting Stock, voting together as a single class. The Certificate of Incorporation also provides that, in addition to approval by the Board, the affirmative vote of the holders of at least
66 2/3% of the voting power of the outstanding shares of Voting Stock, including the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of Voting Stock not owned directly or indirectly by an interested stockholder or any affiliate thereof, is required to amend provisions of the Certificate of Incorporation regarding certain business combinations. These supermajority voting requirements will have the effect of making more difficult any amendment by stockholders of the

Bylaws or of any of the provisions of the Certificate of Incorporation described above, even if a majority of the Company's stockholders believe that such amendment would be in their best interests.

  RIGHTS

     In connection with the Distribution, the Company's Board of Directors declared a dividend of one Right, paid on the Distribution Date in respect of each share of Common Stock issued to the holder of record thereof as of the close of business on the Distribution Date. Each share of Common Stock sold in an offering will also be accompanied by a Right. Each Right entitles the registered holder thereof to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Junior Preferred Stock"), of the Company at a price of $75.00 per one one-hundredth of a share (the "Purchase Price"), subject to adjustment. The terms of the Rights are set forth in the Rights Agreement.

     Until the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the then outstanding shares of the Common Stock or (ii) ten business days (or such later date as may be determined by action of the Board prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding shares of Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Rights will be evidenced by the certificates representing shares of Common Stock.

     The Rights Agreement provides that until the Rights Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the shares of Common Stock. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Rights.

     The Rights will not be exercisable until the Rights Distribution Date. The Rights will expire on August 15, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Junior Preferred Stock, (ii) upon the grant to holders of the shares of Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Junior Preferred Stock at a price, or securities convertible into shares of Junior Preferred Stock with a conversion price, less than the then-current market price of the shares of Junior Preferred Stock or (iii) upon the distribution to holders of the shares of Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in shares of Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Junior Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Common Stock or a stock dividend on Common Stock payable in Common Stock or subdivisions, consolidations or combinations of Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     Shares of Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment equal to 100 times the payment made per share of Common Stock. Each share of Junior Preferred Stock will have 100 votes, and shall be entitled to vote with Common Stock. Finally, in the event of any merger, consolidation or other transaction in which Common Stock is exchanged, each share of Junior Preferred Stock will be entitled to receive an amount equal to 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

     Because of the nature of the dividend, liquidation and voting rights of Junior Preferred Stock, the value of the one one-hundredth interest in a share of Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise thereof at the then current exercise price that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that, at any time on or after the date that any person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Preferred Stock, per Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Common Stock, the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Company's Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, including an amendment to lower (i) the threshold at which a person or group of affiliated or associated persons becomes an Acquiring Person and (ii) the percentage of Common Stock proposed to be acquired in a tender or exchange offer that would cause the Rights Distribution Date to occur, to not less than the greater of (a) the sum of .001% and the largest percentage of the outstanding shares of Common Stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (b) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. In the event that the Rights become exercisable, the Company will register the shares of the Junior Preferred Stock for which the Rights may be exercised, in accordance with applicable law.

     The Rights have certain antitakeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company and thereby effect a change in the composition of the Board on terms not approved by the Board, including by means of a tender offer at a premium to the market price, other than an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or business combination approved by the Board since the Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person. See "Risk Factors -- Provisions with Potential Anti-Takeover Effect."

ANTI-TAKEOVER LEGISLATION

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or
(iii) on or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least
66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include (i) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation, at any time within three years immediately prior to the relevant date and (ii) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. The Certificate of Incorporation does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Board, since the stockholder approval requirement would be avoided if a majority of the directors then in office approve either the business combination or the transaction which results in the stockholder becoming an interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent for the Common Stock is Harris Trust and Savings Bank.

                       CERTAIN UNITED STATES FEDERAL TAX
                  CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

     The following is a general discussion of certain United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-U.S. Holders. In general, a "Non-U.S. Holder" is any holder of Common Stock other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, (iii) an estate, the income of which is includable in gross income for United States federal income tax purposes regardless of its source or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and (b) one or more United States fiduciaries have the authority to control all substantial decisions of the trust. This discussion is based on current law and is for general information only. This discussion does not address aspects of United States federal taxation other than income and estate taxation and does not address all aspects of income and estate taxation, nor does it consider any specific facts or circumstances that may apply to a particular Non-U.S. Holder (including certain U.S. expatriates). ACCORDINGLY, OFFEREES OF COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISERS REGARDING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES INCOME AND OTHER TAX CONSEQUENCES OF HOLDING AND DISPOSING OF SHARES OF COMMON STOCK.

     An individual may, subject to certain exceptions, be deemed to be a resident alien (as opposed to a non-resident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three year period ending in the current calendar year (counting for such purposes all of the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year). In addition to the "substantial presence test" described in the immediately preceding sentence, an alien may be treated as a resident alien if he or she (i) meets a lawful permanent residence test (a so-called "green card" test) or (ii) elects to be treated as a U.S. resident and meets the "substantial presence test" in the immediately following year. Resident aliens are subject to U.S. federal tax as if they were U.S. citizens.

DIVIDENDS

     In general, dividends paid to a Non-U.S. Holder will be subject to United States withholding tax at a 30% rate (or a lower rate prescribed by an applicable tax treaty) unless the dividends are either (i) effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, or (ii) attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder if certain income tax treaties apply. Dividends effectively connected with such a United States trade or business or attributable to such a United States permanent establishment generally will not be subject to United States withholding tax (if the Non-U.S. Holder files certain forms, including IRS Form 4224, with the payor of the dividend) and generally will be subject to United States federal income tax on a net income basis, in the same manner as if the Non-U.S. Holder were a resident of the United States. A Non-U.S. Holder that is a corporation may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable treaty) on the repatriation from the United States of its "effectively connected earnings and profits," subject to certain adjustments. To determine the applicability of a tax treaty providing for a lower rate of withholding, dividends paid to an address in a foreign country are presumed under current United States Treasury regulations to be paid to a resident of that country absent knowledge to the contrary. Proposed United States Treasury regulations, which are proposed to be effective for payments made after December 31, 1997, however, generally would require Non-U.S. Holders to file an IRS Form W-8 to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. A Non-U.S. Holder that is eligible for a reduced rate of U.S. withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

SALE OF COMMON STOCK

     In general, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of such holder's shares of Common Stock unless (i) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States or, alternatively, if certain tax treaties apply, is attributable to a permanent establishment in the United States maintained by the Non-U.S. Holder (and in either case, the branch profits tax discussed above may also apply if the Non-U.S. Holder is a corporation); (ii) the Non-U.S. Holder is an individual who holds shares of Common Stock as a capital asset and is present in the United States for 183 days or more in the taxable year of disposition, and either (a) such individual has a "tax home" (as defined for United States federal income tax purposes) in the United States (unless the gain from the disposition is attributable to an office or other fixed place of business maintained by such Non-U.S. Holder in a foreign country and such gain has been subject to a foreign income tax equal to at least 10% of the gain derived from such disposition), or (b) the gain is attributable to an office or other fixed place of business maintained by such individual in the United States; or (iii) the Company is or has been a United States real property holding corporation (a "USRPHC") for United States federal income tax purposes (which the Company does not believe that it is or is likely to become) at any time within the shorter of the five-year period preceding such disposition or such Non-U.S. Holder's holding period. If the Company were or were to become a USRPHC at any time during this period, gains realized upon a disposition of Common Stock by a Non-U.S. Holder which did not directly or indirectly own more than 5% of the Common Stock during this period generally would not be subject to United States federal income tax, provided that the Common Stock had been regularly traded on an established securities market.

ESTATE TAX

     Common Stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be includable in the individual's gross estate for United States federal estate tax purposes (unless an applicable estate tax treaty provides otherwise), and therefore may be subject to United States federal estate tax.

BACKUP WITHHOLDING, INFORMATION REPORTING AND OTHER REPORTING REQUIREMENTS

     The Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, each Non-U.S. Holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the Non-U.S. Holder resides or is established.

     United States backup withholding tax (which generally is imposed at the rate of 31% on certain payments to persons that fail to furnish the information required under the United States information reporting requirements) and information reporting requirements (other than those discussed above under "-- Dividends") generally will not apply to dividends paid on Common Stock to a Non-U.S. Holder at an address outside the United States. Backup withholding and information reporting generally will apply, however, to dividends paid on shares of Common Stock to a Non-U.S. Holder at an address in the United States, if such holder fails to establish an exemption or to provide certain other information to the payor.

     The payment of proceeds from the disposition of Common Stock to or through a United States office of a broker will be subject to information reporting and backup withholding unless the owner, under penalties of perjury, certifies, among other things, such owner's status as a Non-U.S. Holder or otherwise establishes an exemption. The payment of proceeds from the disposition of Common Stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of Common Stock paid to or through a non-U.S. office of a broker that is (i) a United States person, (ii) a "controlled foreign corporation" for United States federal income tax purposes or (iii) a foreign person 50% or more of whose gross income from certain periods is effectively connected with a United States trade or business, information reporting (but not backup withholding) will apply unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder (and the broker has no actual knowledge to the contrary). Proposed United States Treasury regulations, which are proposed to be effective for payments made after December 31, 1997, state that backup withholding will not apply to such payments unless the broker has actual knowledge that the payee is a United States person.

     Backup withholding is not an individual tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against the Non-U.S. Holder's United States federal income tax liability, if any, provided that the required information is furnished to the IRS.

                              PLAN OF DISTRIBUTION

     The Company may sell Common Stock to or through one or more underwriters or dealers and also may sell Common Stock directly to institutional investors or other purchasers, or through agents.

     The distribution of the Common Stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

     In connection with the sale of Common Stock, underwriters or agents may receive compensation from the Company or from purchasers of Common Stock for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell Common Stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Common Stock may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Common Stock by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the related Prospectus Supplement.

     Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Common Stock may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

     If so indicated in the related Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Common Stock from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Common Stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

     Certain of the underwriters or agents and their associates may engage in transactions with and perform services for the Company or its affiliates in the ordinary course of their respective businesses.

     The Common Stock is listed on the NYSE under the symbol "DL." Any Common Stock sold pursuant to the Registration Statement will be listed on the NYSE, subject to official notice of issuance.

                                 LEGAL MATTERS

     The validity of the Common Stock being offered hereby and certain other legal matters relating to offerings pursuant to the Registration Statement will be passed upon for the Company by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York.

                                    EXPERTS

     The financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 28, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR IN THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                        PAGE
                                        ----
Summary...............................   S-3
Use of Proceeds.......................   S-9
Price Range of Common Stock and
  Dividend Policy.....................   S-9
Capitalization........................  S-10
Selected Consolidated Financial
  Information.........................  S-11
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................  S-13
Business..............................  S-19
Management............................  S-30
Underwriting..........................  S-33
Legal Matters.........................  S-35
Experts...............................  S-35
Index to Consolidated Financial
  Statements..........................   F-1
                 PROSPECTUS
Additional Information................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Risk Factors..........................     4
Use of Proceeds.......................     7
The Distribution and Certain Related
  Transactions........................     8
Description of Capital Stock..........     9
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................    17
Plan of Distribution..................    19
Legal Matters.........................    20
Experts...............................    20

======================================================
======================================================
                                5,653,711 SHARES
                            [DIAL CORPORATION LOGO]
                                  COMMON STOCK
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------
                              MERRILL LYNCH & CO.

                               J.P. MORGAN & CO.

                             NATIONSBANC MONTGOMERY
                                SECURITIES, INC.

                            PAINEWEBBER INCORPORATED

                       PRUDENTIAL SECURITIES INCORPORATED

                               SMITH BARNEY INC.
                                           , 1997

======================================================